As filed with the Securities and Exchange Commission on December 20, 2002
                                                          Registration No. 333 -
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM SB-1


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               __________________


                               CEMREIL GROUP, INC.
             -------------------------------------------------------
                 (Name of small business issuer in its charter)

           Delaware                           2721                91-2060583
------------------------------  ---------------------------- -------------------
  (State or jurisdiction of     (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                               __________________


                                5556 Vesel Court
                   Freeland, Washington 98249; (360) 331-4832
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                                5556 Vesel Court
                           Freeland, Washington 98249
               ---------------------------------------------------
               (Address of principal place of business or intended
                          principal place of business)

                                 Mr. David Weisz
                                5556 Vesel Court
                   Freeland, Washington 80112; (360) 331-4832
            ---------------------------------------------------------
            (Name, address and telephone number of agent for service)

                  Please send copies of all correspondence to:

                               PATRICIA CUDD, ESQ.
                                Cudd & Associates
                       12441 West 49th Avenue, Suite #1-A
                           Wheat Ridge, Colorado 80033
                            Telephone: (303) 861-7273

                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===================================================================================
                                        Proposed        Proposed
   Title of Each        Dollar          Maximum         Maximum        Amount of
Class of Securities    Amount to    Offering Price     Aggregate     Registration
 to Be Registered    Be Registered     Per Share*   Offering Price*       Fee
-------------------  -------------  --------------  ---------------  --------------
Common Stock,
$.001 par value         $500,000         $2.00          $500,000        $46.00

TOTAL                                                   $500,000        $46.00
-----------------------------------------------------------------------------------

     *Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              PART I - Narrative Information Required in Prospectus
              -----------------------------------------------------

Item 2.  Significant Parties.
-----------------------------

     List the full names and business and residential addresses, as applicable, for the following persons:

     (1)  The issuer's directors:

                                                    Residence/Business Address:
     David E. Weisz                                 5556 Vesel Court
                                                    Freeland, Washington  98249

     Amber Rhoads                                   2682 Auralie Drive
                                                    Escondido, California  92025

     (2)  The issuer's officers:

                                                    Residence/Business Address:
     David E. Weisz, President                      5556 Vesel Court
                                                    Freeland, Washington  98249

     Amber Rhoads, Secretary/Treasurer              2682 Auralie Drive
                                                    Escondido, California  92025

     (3)  The issuer's general partners:

     The issuer is a corporation and, accordingly, has no general partners.

     (4) Record owners of 5 per cent or more of any class of the issuer's equity securities:

     The following persons are the owners of record of five per cent or more of the outstanding shares of common stock of Cemreil Group.

                                        Shares Owned       Per Cent of Class
Name of Record Owner                     of Record*         Before Offering
--------------------                  ----------------     -----------------

   David E. Weisz                          4,000,000              80.1%
   5556 Vesel Court
   Freeland, Washington  98249

   APGW, Inc.                                380,000               7.7%
   1001 South Hale Avenue, #95
   Escondido, California  92029

------------------

     *Based upon 4,940,000 shares of our common stock issued and outstanding as of the date of this prospectus.

     (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities:

     See the response to Item 2.,(4) above.

     (6)  Promoters of the issuer:

     Mr. David E. Weisz and Ms. Amber Rhoads may be deemed to be "promoters" of Cemreil Group, as that term is defined in the Securities Act of 1933.

     (7)  Affiliates of the issuer:

     Mr. David E. Weisz and Ms. Amber Rhoads are affiliates of Cemreil Group.

     (8)  Counsel to the issuer with respect to the proposed offering:

     Patricia Cudd, Esq.
     Cudd & Associates
     12441 West 49th Avenue, Suite #1-A
     Wheat Ridge, Colorado  80033

     (9)  Each underwriter with respect to the proposed offering:

     Not applicable. There is no underwriter(s) with respect to the proposed offering.

     (10) The underwriter's directors:

     Not applicable.

     (11) The underwriter's officers:

     Not applicable.

     (12) The underwriter's general partners:

     Not applicable.

     (13) Counsel to the underwriter:

     Not applicable.

Item 3.  Relationship with Issuer of Experts Named in Offering Statement.
-------------------------------------------------------------------------

     No expert named in the registration statement as having prepared or certified any part thereof was employed for that purpose on a contingent basis or, at the time of the preparation or certification or at any time thereafter, had a material interest in Cemreil Group or was connected with Cemreil Group as a promoter, underwriter, voting trustee, director, officer or employee. We have no parents or subsidiaries.


Item 4.  Selling Security Holders.
----------------------------------

     Not applicable. None of our shareholders is offering any shares of common stock in the offering.


Item 5.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

     Not applicable. We had no independent accountant prior to the retention of Cordovano and Harvey, P.C., 201 Steele Street, Suite #300, Denver, Colorado 80206, on June 4, 2001. There has been no change in our independent accountant during the period commencing with the retention of Cordovano and Harvey, P.C., through the date of this report.


Item 6.  Disclosure of Commission Position on Indemnification for Securities Act
--------------------------------------------------------------------------------
         Liabilities.
         ------------

     Under Delaware law, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, we have been informed by our counsel that, in the opinion of the U.S. Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

                               Cemreil Group, Inc.
--------------------------------------------------------------------------------
(Exact name of Company as set forth in Charter)

Type of securities offered:  Shares of common stock, $.001 par value per share
                             -------------------------------------------------
Maximum number of securities offered:  250,000 shares of common stock
                                       ------------------------------
Minimum number of securities offered:  Not applicable
                                       --------------
Price per security:  $2.00 per share
                     ---------------
Total proceeds:  If maximum sold:  $500,000     If minimum sold:  Not applicable
                                   --------                       --------------
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?
                                                           [ ] Yes  [X] No

If yes, what per cent is commission of price to public?  -0-%  Not applicable.

Is there other compensation to selling agent(s)?           [ ] Yes [X] No Not
                                                           applicable

Is there a finder's fee or similar payment to any person?  [ ] Yes [X] No  (See
                                                           Question No. 22)

Is there an escrow of proceeds until minimum is obtained?  [ ] Yes [X] No  (See
                                                           Question No. 26)

Is this offering limited to members of a special group, such as employees of Cemreil Group or individuals?
                                                           [ ] Yes [X] No  (See
                                                           Question No. 25)

Is transfer of the securities restricted?                  [ ] Yes [X] No  (See
                                                           Question No. 25)

     INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

     This offering will continue until all 250,000 shares of common stock are sold, the expiration of twelve months from the date of this prospectus (which period may be extended for up to an additional ninety days in our discretion) or until we elect to terminate the offering, whichever occurs first. There is no minimum number of shares of common stock that must be sold during the offering period before we can utilize the proceeds of the offering for the purposes set forth in this prospectus. Accordingly, there is no arrangement to escrow, impound or return any of the proceeds received from this offering. The shares of common stock purchased by any one investor may be the only shares sold in the offering. To the extent that we realize offering proceeds insufficient in amount to pursue or complete our offering or our business plan, the shares of common stock purchased by an investor may be deprived of any value.

     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

Cemreil Group:

     [ ] Has never conducted operations.
     [X] Is in the development stage.
     [X] Is currently conducting operations.
     [ ] Has shown a profit in the last fiscal year.
     [ ] Other (Specify):
         (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

              State          State File No.     Effective Date
              -----          --------------     --------------

          Colorado
          --------------     --------------     --------------
          New York
          --------------     --------------     --------------
          Washington
          --------------     --------------     --------------

                                TABLE OF CONTENTS
                                -----------------

                                                                         Page
                                                                         ----

The Company                                                                8

Risk Factors                                                               9

Business and Properties                                                   16

Offering Price Factors                                                    29

Use of Proceeds                                                           31

Capitalization                                                            35

Description of Securities                                                 36

Plan of Distribution                                                      38

Dividends, Distributions and Redemptions                                  41

Officers and Key Personnel of the Company                                 41

Directors of the Company                                                  43

Principal Stockholders                                                    45

Management Relationships, Transactions and Remuneration                   46

Litigation                                                                49

Federal Tax Aspects                                                       49

Miscellaneous Factors                                                     50

Management's Discussion and Analysis of Certain Relevant Factors          50

Financial Statements                                                     F-1

(begin boldface)
Until  __________  __,  2003 (90 days  after the date of this  prospectus),  all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
(end boldface)

     THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

     This Prospectus, together with Financial Statements and other Attachments, consists of a total 67 pages.

                                   THE COMPANY
                                   -----------

     1.   Exact corporate name: Cemreil Group, Inc.

     State and date of incorporation:  Delaware; July 21, 2000.

     Street address of principal office: 5556 Vesel Court, Freeland, Washington 98249.

     Company telephone number:  (360) 331-4832.

     Company e-mail address:  David@YellowPress.com

     Fiscal year:  December 31.

     Person(s)  to contact at Company  with  respect to  offering:  Mr. David E.
     Weisz.

     Telephone number (if different from above):  Not applicable. Same as above.

The Offering
------------

Shares of common stock offered by this prospectus:     250,000 shares

Price per share:                                       $2.00

Termination date of the offering:                      12 months from the date
                                                       of this prospectus unless
                                                       extended for up to an
                                                       additional 90 days*

Common stock outstanding prior to the offering:        4,940,000 shares

Common stock to be outstanding upon completion of
the offering:                                          5,190,000 shares

------------------

     *There is no minimum number of shares of common stock that must be sold during the offering period and, accordingly, there is no arrangement to escrow, impound or return any of the proceeds received from this offering.

Selected Financial Information
------------------------------

     We are an interactive, online publication known as "The Yellow Press" located http://YellowPress.com that has only been available since October 2000.
         ----------------------
We have yet to realize meaningful revenues. No assurance can be given that we will ever realize profits from our business.

Summary Balance Sheet Data:
--------------------------

                                                                    As of
                                                              September 30, 2002
                                                                 (unaudited)
                                                                 -----------

Working Capital                                                     $   (631)
Total Assets                                                        $ 22,810
Total Liabilities                                                   $  2,500
Total Shareholders' Equity                                          $ 20,310

Summary Operating Data:
----------------------

                                        For the Nine Months         For the
                                        Ended September 30,       Year Ended
                                         2002 (Unaudited)      December 31, 2001
                                        -------------------    -----------------


Total Sales                                 $      200            $       -0-
Net Loss                                    $  (23,102)           $  (30,059)
Basic Loss Per Common Share                 $    (0.00)           $    (0.01)
Basic and Diluted Number of Weighted
  Average Common Shares Outstanding          4,940,000             4,456,667


                                  RISK FACTORS
                                  ------------

     2. List in the order of importance the factors that Cemreil Group considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or that otherwise make the offering one of high risk or speculative (i.e., those factors that constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk Factors Related to Our Business
------------------------------------

     We are a  development-stage  company with limited prior business operations
     ---------------------------------------------------------------------------
and we may not be able to  establish  ourselves  as a going  concern.  We are an
---------------------------------------------------------------------
interactive, online publication in the early development stage. Because we are a new business, we are not likely to succeed unless we can overcome the obstacles we face. We have only limited operating history on which you can base an evaluation of our business and prospects. Our efforts, since inception, have been allocated primarily to the following:

     o    Organizational activities;

     o    Developing a business plan;

     o    Obtaining interim funding;

     o    Increasing our readership and advertising revenue; and

     o    Improving and enhancing our web site on the Internet.

     In order to establish ourselves as a significant competitor in the online publishing market, we are dependent upon the anticipated proceeds of this offering, the receipt of additional funds from other sources to continue business operations and/or the achievement of profitable operations. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as an online publication with limited operating history in a new and rapidly evolving market. If we are unable to raise additional funds or achieve profitability or if we encounter unexpected difficulties and expenses, then our business may fail.

     We have realized very limited  revenues and no earnings,  and we may not be
     ---------------------------------------------------------------------------
able to achieve profitable operations in the future. "The Yellow Press" has only
----------------------------------------------------
been available since October 2000 and we have yet to realize meaningful revenues. We have realized revenue of $200 (unaudited) and a net loss of
$(23,102) (unaudited) for the nine months ended September 30, 2002, and no revenue and a net loss of $(41,688) (unaudited) for the period from inception through December 31, 2001. We may not be able to achieve profitable operations in the future from advertising and/or other revenues, such as subscription or referral fees, generated by our online, interactive publication located at http://www.YellowPress.com. Our success in the online publishing business is
--------------------------
dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing from this or other securities offerings or otherwise, then we will not be able to continue as a going concern unless we realize meaningful revenues. During the development stage of our operations, the revenues generated from operations can be expected to be insufficient to cover expenses.

     We expect that  significant  increases in our costs and expenses may result
     ---------------------------------------------------------------------------
in continuing  losses for at least the next year and possibly longer,  which, in
--------------------------------------------------------------------------------
turn,  may cause us to cease  operations.  We have not yet  achieved  meaningful
-----------------------------------------
revenue or earnings from operations. If we do not obtain enough traffic on our web site or a large enough number of orders for advertisements from advertisers to generate sufficient revenue and achieve profitability, then we will not be able to implement our business plan and/or continue as a going concern. We intend to increase our costs and expenses substantially as we:

     o Purchase the computer, camera, video and/or office equipment necessary to operate a competitive online publishing business on a cost-effective basis;

     o Increase our sales and marketing activities online and via the traditional media;

     o Increase our general and administrative functions to support our growing operations; and

     o    Further develop our Internet web site.

We may find that these efforts will be more expensive than we currently anticipate or that these efforts may not result in proportional increases in our revenues, which would further increase our losses. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of operating and net losses for at least the next year and possibly longer, we may be forced to cease operations.

     We have limited assets and working capital and minimal shareholders' equity
     ---------------------------------------------------------------------------
and, if our financial  condition does not improve,  we will cease operations and
--------------------------------------------------------------------------------
our shareholders will lose their entire investment. As of September 30, 2002, we
---------------------------------------------------
had total assets of $22,810 (unaudited), including $1,869 (unaudited) in cash, $948 (unaudited) in equipment, web site development costs of $4,493 (unaudited) and deferred offering costs of $15,500 (unaudited). Our working capital was $(631) (unaudited) and our total shareholders' equity was $20,310 (unaudited) as of September 30, 2002. Accordingly, we have only very limited assets and financial resources and negative working capital. Mr. David E. Weisz, our President and principal shareholder, received 4,000,000 shares of our common stock for $4,000. In addition, we issued 940,000 shares of common stock to four shareholders, including Ms. Amber Rhoads, our Secretary/Treasurer, for $39,000 in cash and the assignment of a domain name, the payment of certain expenses on our behalf and other items aggregating $8,000 in value. After this offering, which, if completed, will yield net proceeds of $465,000, our working capital may be dissipated by current liabilities. Our financial condition may not improve. We believe that the proceeds of this offering, together with revenues from operations, will be sufficient to implement our business plan on a limited scale over the next year. However, we do not expect to continue in operation, without an infusion of capital, after the expiration of one year from the closing of this offering. In order to obtain additional equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial interest in our revenues, if any. See "Offering Price Factors," "Capitalization" and "Management Relationships, Transactions and Remuneration" for a more detailed description of our capitalization and financial condition.

     Because we will need to raise  additional  funds and these funds may not be
     ---------------------------------------------------------------------------
available to us when we need them, we may need to change our business plan, sell
--------------------------------------------------------------------------------
or merge our  business or face  bankruptcy;  our  auditor has  expressed a going
--------------------------------------------------------------------------------
concern qualification.  Based on our current projections,  we will need to raise
----------------------
funds after the expiration of one year from the closing of this offering through the issuance of equity, equity-related or debt securities in addition to the funds we are raising in this offering. We will need to raise additional capital sooner than one year after the closing of this offering if we are unable to sell all 250,000 shares of common stock being offered or if we receive the maximum proceeds and our sales are lower than expected. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. Our independent auditor has expressed this as a "going concern" qualification in the Independent Auditors' Report on, and footnotes to, our financial statements. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall. Apart from our requirements for capital in addition to the anticipated proceeds of this offering, prospective investors should be aware of the possibility that we will not raise any funds in this offering.

     We May Not Succeed in  Establishing  "The Yellow Press" Brand,  Which Would
     ---------------------------------------------------------------------------
Adversely  Affect  Customer  Acceptance and Our Revenues.  The market for online
---------------------------------------------------------
publications and advertising is in the early stage and competitive in nature. We may lose the opportunity to build a critical mass of customers if we do not establish our brand quickly. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand, we will incur substantial expense in our advertising efforts on radio and in magazines and other forms of traditional media, together with advertising on web sites that we believe our customers are likely to visit. We will also incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive customers to our web site. Ultimately, we will also need to expend funds to develop content to help build our brand and attract customers to our web site. We will incur additional losses if these brand promotion activities do not yield increased revenues.

     Because our executive officers and directors are our only employees, devote
     ---------------------------------------------------------------------------
only 5% to 50% of their  time to our  business  and are not bound by  employment
--------------------------------------------------------------------------------
agreements,  we may  not be  able  to  achieve  profitability  or  maintain  our
--------------------------------------------------------------------------------
operations  with the limited  time  commitment  of this  individuals  and we may
--------------------------------------------------------------------------------
realize  serious harm if they leave.  Mr. David E. Weisz,  our  President  and a
------------------------------------
director of Cemreil Group, and Ms. Amber Rhoads, our Secretary/Treasurer and a company director, are our only employees. Mr. Weisz devotes approximately 50% of his time and effort to Cemreil Group and Ms. Rhoads devotes approximately 5% of her time to Cemreil Group's business and affairs. We may not be able to achieve profitability or maintain our operations with the limited time commitment of our executive officers and directors. We face the additional risk that either Mr. Weisz or Ms. Rhoads could leave with little or no prior notice because neither of these individuals is bound by an employment agreement. If we lost the services of Mr. Weisz, our business would fail unless we were successful in finding a suitable replacement. We do not have "key person" life insurance policies covering either Mr. Weisz or Ms. Rhoads.

     We must enter into  strategic  relationships  to help  promote our web site
     ---------------------------------------------------------------------------
and, if we fail to develop, maintain or enhance these relationships,  we may not
--------------------------------------------------------------------------------
be able to attract  and retain  customers,  build "The Yellow  Press"  brand and
--------------------------------------------------------------------------------
enhance our sales and  marketing  capabilities.  We believe  that our ability to
-----------------------------------------------
attract advertisers, generate traffic to our web site, facilitate broad market acceptance of our online publication and "The Yellow Press" brand and enhance our sales and marketing capabilities depends on our ability to develop and maintain strategic relationships with related and other web sites and portals that can drive customer traffic to our web site. If we are unsuccessful in developing or maintaining these relationships, or if the relationships do not assist us in attracting or retaining readers and advertisers, it may be difficult to grow our business. We have no strategic relationships as of the date of this prospectus.

     Competition  from  Traditional and Online  Publications May Result in Price
     ---------------------------------------------------------------------------
Reductions,  Decreased  Demand for Advertising in "The Yellow Press" and Reduced
--------------------------------------------------------------------------------
Traffic  to  Our  Web  Site.  The  market  for  advertisers  and  readers  among
----------------------------
traditional and online publications is intensely competitive. Competition is expected to intensify in the future, which may result in price reductions, fewer advertisers, reduced traffic, reduced gross margins and loss of market share. We currently or potentially compete with a variety of traditional and online publications, including magazines, newspapers, tabloids, books and others. Our closest competitor is "The Onion" located at http://www.TheOnion.com, an online,
                                             -----------------------
satirical news publication. We believe that there will be an increasing number of online publications of all types. Many of these companies will be established and have significantly greater financial, technical, marketing and other resources. Additionally, many of these organizations will have proven operating histories, which we lack. While we expect to compete on the basis of the quality, uniqueness and the interactive nature of our publication and, to a lesser extent, on the basis of price, this strategy may not be successful. Additionally, while the content of most competitors is either entirely factual or fictitious, we will feature a combination of factual, fictitious and specious content. We hope to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, through our focus on the Internet; which eliminates the need for a sizable marketing staff and printed materials. However, our ability to generate advertising revenue is expected be limited by our limited readership and financial resources and other assets.

     We may be unable to adequately protect or enforce our intellectual property
     ---------------------------------------------------------------------------
rights. We rely on trade secret law to protect our intellectual property.  These
-------
laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, or to obtain and use information that we regard as proprietary, such as the editorial and graphic content. We have not filed an application to secure registration for our trademark, "The Yellow Press," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we sell advertising or otherwise generate revenue internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

     Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

Risk Factors Related to This Offering
-------------------------------------

     There is no guarantee that we will be able to raise the necessary  funds in
     ---------------------------------------------------------------------------
this offering or that additional funds will be available to us when we need them
--------------------------------------------------------------------------------
and,  if  financing  is  unavailable,  we may need to  dramatically  change  our
--------------------------------------------------------------------------------
business  plan,  sell or merge our  business  or face  bankruptcy.  Based on our
------------------------------------------------------------------
current projections, we will need to raise funds after the expiration of one year from the closing of this offering through the issuance of equity, equity-related or debt securities in addition to the funds we are raising in this offering. However, there is no guarantee that we will be able to raise the funds in this offering that are necessary to maintain our business for the following year. We cannot be certain that additional capital will be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall.

     Because there is no minimum,  the shares  purchased in this offering may be
     ---------------------------------------------------------------------------
deprived  of any  value  if we fail to  realize  sufficient  funds  in  order to
--------------------------------------------------------------------------------
implement  our  business  plan.  There is no minimum  number of shares of common
-------------------------------
stock that must be sold during the offering period before we can utilize the proceeds of the offering for the purposes set forth in this prospectus. Thus, we will utilize any proceeds of the offering upon receipt. We may be unsuccessful in selling any or all of the 250,000 shares of common stock being offered. Accordingly, the shares of common stock purchased by any one investor may be the only shares of common stock sold in the offering. To the extent that we realize offering proceeds insufficient in amount to pursue or complete this offering or pursue or implement our business plan, our prospects for success may be seriously jeopardized and the shares of common stock purchased by an investor may be deprived of any value.

     Because of the absence of escrow  arrangements  for the offering  proceeds,
     ---------------------------------------------------------------------------
the funds  paid for  shares  of  common  stock  will not be  insulated  from our
--------------------------------------------------------------------------------
creditors,  if any.  There is no minimum  offering  and,  thus,  we have made no
-------------------
arrangements to escrow, impound or return any of the proceeds from the offering. Accordingly, subscribers for the shares of common stock being offered by this prospectus are subject to additional risks in that the funds paid for the shares will not be insulated from our creditors, if any.

     There is no public  market for our common  stock  and,  if a public  market
     ---------------------------------------------------------------------------
fails to develop or be  sustained,  then  investors  may be unable to sell,  and
--------------------------------------------------------------------------------
therefore  lose their  investments  in, the shares of common stock.  There is no
-------------------------------------------------------------------
public market for our common stock and there is no assurance that a public market will develop as a result of this offering or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in the securities and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the electronic Bulletin Board. We will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System or for listing on any national securities exchange.

Accordingly, until we qualify for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

     The offering  price of our common stock is arbitrary and was not determined
     ---------------------------------------------------------------------------
based on a market  price;  therefore,  it should not be  considered  to bear any
--------------------------------------------------------------------------------
relationship to our assets, book value or net worth and should not be considered
--------------------------------------------------------------------------------
to be an  indication  of our value.  Because  there is no public  market for our
-----------------------------------
common stock, the offering price was not determined based on a market price. The factors considered in determining the offering price of the common stock include our future prospects, the likely trading price for the common stock if a public market develops and management's opinion of the implicit value of the company. Accordingly, we have arbitrarily established the offering price of the common stock and it should not be considered to bear any relationship to our assets, book value or net worth and should not be considered to be an indication of our value. The offering price is substantially higher than the book value per share of our outstanding common stock. Accordingly, the investors in this offering will pay the substantially higher price of $2.00 per share for their shares of common stock than the current shareholders who acquired their shares at an average cost of $.02 per share. As a result, these new investors will incur immediate substantial dilution of approximately $1.98 on their investment if the maximum offering is achieved.

     Because our President will continue to control  Cemreil  Group,  he will be
     ---------------------------------------------------------------------------
able  to  determine  the  outcome  of  all  matters  requiring  approval  of our
--------------------------------------------------------------------------------
shareholders. Mr. David E. Weisz, our President and owner of 4,000,000 shares of
-------------
our outstanding common stock (80.1%), is a parent and controlling person of Cemreil Group because of his position and share ownership. Even following the completion of this offering for the sale of all 250,000 shares being offered, Mr. Weisz will own 77.1% of our outstanding shares of common stock. Therefore, our President will be able to determine the outcome of all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Accordingly, persons investing in this offering will bear significant financial risk without having any significant voice in management, and cannot be assured of ever having representation on the Board of Directors. Further, we will not benefit from direction by more than two individuals, Mr. Weisz and Ms. Amber Rhoads, the Secretary/Treasurer and a director of Cemreil Group. See "Principal Shareholders" for a description of management's share ownership and "Management" for background on Mr. Weisz and Ms. Rhoads.

     Our stock price will  fluctuate  after this  offering,  which may result in
     ---------------------------------------------------------------------------
substantial  losses for  investors.  The offering price for the shares of common
-----------------------------------
stock being offered by this prospectus was arbitrarily selected and the trading price will fluctuate after this offering once trading commences, if ever. The fluctuation of the stock price could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which will be beyond our control. These factors include:

     o    Quarterly variations in operating results;

     o Announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

     o Publicity about our company, our products and services or our competitors;

     o    Additions or departures of key personnel;

     o    Any future sales of our common stock; and

     o    Stock  market  price  and  volume   fluctuations  of   publicly-traded
companies in general and Internet-related companies in particular.

The trading prices of Internet-related and e-commerce companies have been especially volatile and many are at or near historical lows. Investors may be unable to resell their shares of common stock at or above the offering price.

     New shareholders will incur substantial dilution of approximately $1.98 per
     ---------------------------------------------------------------------------
share as a result of this offering.  The current  shareholders  of Cemreil Group
-----------------------------------
have acquired their shares of common stock at an average cost of $.02 per share, which is substantially less than the price of $2.00 per share to be paid by the investors in this offering. Accordingly, the offering price is substantially higher than the book value per share of our outstanding common stock. As a result, an investor who acquires shares of common stock in this offering will incur immediate substantial dilution of approximately $1.98 per share in the event of the maximum offering. See "Dilution" for a more detailed description of how new shareholders will incur dilution.

     Sales of  substantial  amounts of our shares may depress our stock price. A
     -------------------------------------------------------------------------
total of 4,940,000 shares of common stock held by our current shareholders, including an aggregate of 4,000,000 shares held by our President, become eligible for resale pursuant to Rule 144 commencing in June 2002. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. After this offering, we will have 5,190,000 shares of common stock outstanding, including the 250,000 shares that we are selling in this offering that may be resold immediately in the public market. The remaining 4,490,000 shares were eligible for resale in the public market pursuant to Rule 144 commencing in June 2002.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Prospectus potential investors should keep in mind other possible risks that could be important.


                             BUSINESS AND PROPERTIES
                             -----------------------

     3.   With respect to the business of Cemreil Group and its properties:

     (a) Describe in detail what business Cemreil Group does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

General
-------

     Cemreil Group, Inc., is a development-stage corporation that was organized under the laws of the State of Delaware on July 21, 2000. We are the publishers of an interactive, online publication known as "The Yellow Press" located on the Internet at http://www.YellowPress.com. As of the date of this prospectus, we
             --------------------------
have only a small base of readers for "The Yellow Press." We realized only $200 (unaudited) in revenue from advertising through September 30, 2002. Currently, we have no plans to charge visitors a fee for access to our online publication. However, we may change this policy in the future and subscriptions may become a source of revenue in addition to advertising. The limited advertising revenue we have realized to date has been from companies whose products are also marketed primarily to families. These companies have agreed to place advertisements on a trial basis initially, with more permanent arrangements to be consummated if sales are generated as a result of advertising in "The Yellow Press." Our arrangements with these companies are verbal and there are no written agreements. Our net loss was $(23,102) (unaudited) for the nine months ended September 30, 2002, and $(41,688) for the period from inception through December 31, 2001. We have no partnering, joint venture or similar such arrangements and/or commitments to enter into any such agreements. Our offices are located at 5556 Vesel Court, Freeland, Washington 98249. Our telephone and facsimile number is (360) 331-4832. The information set forth on our web site at http://www.YellowPress.com does not constitute part of this prospectus.
--------------------------

     Our goal is to become a competitive portal for families seeking entertainment on the Internet. We believe that the public will find "The Yellow Press" to be entertaining and, in the future, when we have added factual content such as news items, informative. Key elements of our strategy include the following:

     o Publishing articles of fictitious and specious content with an emphasis on family values for the purpose of entertaining and delighting the general public and, specifically, a family audience;

     o Providing reliable, current information on topics of interest to families;

     o    Growing our visitor database;

     o Delivering a demographically desirable audience to the advertisers online at http://www.YellowPress.com;

     o Promoting repeat visits to our web site and advertising through superior customer service and continuous enhancement of our content, technology and web site functionality; and

     o Developing relationships with other companies that can help grow our business.

We have allocated the maximum net proceeds of $465,000 to be received from this offering for management salaries (28%), marketing (28%), the purchase of equipment (12%), working capital (13%), web site development and hosting (8%) and professional fees (4%). In the event that we sell only 37,500 shares of common stock in this offering, only our President, of our two executive officers, will receive a salary. In that event, the funds anticipated to be received from this offering that will be available to us ($40,000) are very limited and, accordingly, the potential uses for these funds will also be limited.

     It is our opinion that we will be successful in competing with other online publications, including, among others, "The Onion," "The National Enquirer" and the "Weekly World News." To our knowledge, the publication that competes most directly with "The Yellow Press" is "The Onion," except that The Onion's target market is a college-age audience and the publication is entirely fictional. We believe that our proposed mixture of factual, fictional and specious content oriented to a readership of families together with the involvement of our readers in the development of content for our publication, will enable us to compete favorably with other online publications.

Description of Publication
--------------------------

     We hope to attract and retain readers, initially, by emphasizing the entertainment value of our publication. Since the publication was first available in October 2000, its content has been limited to articles of a fictitious and specious nature calculated to entertain, rather than inform, the reader. "The Yellow Press" is intended in the future to feature news, information, editorials and articles of factual, fictitious and specious nature for the purpose of informing as well as entertaining our readers. Our online business model enables us to dynamically change the mix of entertaining and informative articles to meet consumer needs and interests. However, our ability to provide current information on an ongoing basis is limited by the fact that we have minimal assets, a significant net loss, negative working capital and going concern problems.

     Also, since October 2000, we have provided virtually all of the content for the publication. We expect our readers to provide much of the content in the future. Our target subscribers are families and, accordingly, our editorial policy is not to publish content of a sexual or violent nature or otherwise in contradiction with family values. We offer articles on topics believed to be of current interest to families, primarily. We will strive to provide readers with a convenient, entertaining and informative experience by providing an attractive, organized and customer-friendly Internet site designed in an attractive manner so as to capture and maintain the interest of most visitors.

     We may in the future, but have not yet decided to, charge visitors fixed fees, on an annual or monthly basis, for access to the online publication. Further, we have not yet determined a fixed schedule for fees that we will charge for advertising in the form of banner or button advertisements on our web site. A limited number of advertisers have paid for initial advertising, but they will not make commitments for advertising on an ongoing basis unless their initial advertising in "The Yellow Press" generates product sales for them. We plan to offer a number of advertising options that can be purchased separately or in packages, or rotated on a run-of-site basis or targeted to a particular segment of the family audience.

Circulation
-----------

     The circulation of an online or other publication drives the quality and amount of advertising it attracts. Our publication is delivered to visitors online. Since the initial availability of "The Yellow Press" in October 2000, we have not charged readers a fee for access to the publication. We may determine, in the future, to charge visitors for access to the "Yellow Press" and sell the publication by subscription online, by direct mail and/or by telephone solicitation. As of the date of this prospectus, we have only a small reader base for our online magazine and a limited number of advertisers who have purchased advertising on an initial basis.

The Internet and Electronic Commerce
------------------------------------

     The   Internet   has  become  an   increasingly   significant   medium  for
communication, exchange of information and commerce. We believe this increased usage is because of a number of factors, including the following:

     o    A large installed base of personal computers;

     o    Advances in the speed of personal computers and modems;

     o    Easier and less expensive access to the Internet;

     o    Improvements in network security, infrastructure and bandwidth;

     o    A wider range of online offerings; and

     o    Growing consumer awareness of the benefits of doing business online.

     With the wide range of security flaws inherent in the Internet, we can be expected to be at a serious disadvantage if we fail to protect or minimize the risks to Cemreil Group from security threats. While the Internet represents a new and highly lucrative market, we expect to be challenged by the necessity to become fully aware of new technologies so that we can manage the risks associated with conducting transactions over the web.

Technology and Network Operations
---------------------------------

     Our system uses commercially available software applications and employs commercially available, licensed technologies. Our production system is located at our offices. Our web site is currently hosted by Levelogic, Inc., a San Diego, California-based company. There are numerous other companies available to host our site at competitive rates. Currently, our President performs all development work on our web site, but, in the future, depending upon the availability of funding, we plan to use outside consultants in addition to our management to perform these services. Our web site is up and running twenty-four hours a day, seven days a week. We anticipate that we will continue to devote significant resources to web site development in the future as we add new features and functionality to our site.

     (b) Describe how these products or services are to be produced or rendered and how and when Cemreil Group intends to carry out its activities. If Cemreil Group plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of Cemreil Group, and the estimated amount. If Cemreil Group is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

     See the response to Item 3.(a) hereinabove. Our online publication known as "The Yellow Press" is available on the Internet at http://www.YellowPress.com.
                                                     --------------------------
We have no plans to offer any other products at the present time. We have no existing supply contracts. We will choose our suppliers based upon the quality and price of the services and merchandise available. We believe that we will have no difficulty in obtaining supplies of good quality from a number of suppliers.

     (c) Describe the industry in which Cemreil Group is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

     See the response to item 3.(a) hereinabove with regard to the limitation of our business to the publication of a magazine in electronic format providing fictional, specious and factual articles, news, information and editorials to a target visitor base of families. We believe that the business of publishing an interactive, online publication calculated to entertain and inform its readers is in its infancy because we consider the Internet, itself, to be in its infancy. Many successful online entertainment publications were either started in the very early stages of the Internet ("The Onion") or are versions of successful print publications ("The National Enquirer" and the "Weekly World News.") All of these publications, including "The Yellow Press," face increasing competition for advertising revenue and visitors or subscribers as an increasing number of competitors enter the market.

     We occupy a small niche within the sizable online publishing industry. We do not believe that there are any recognized trends within our niche in the online publication industry. However, the market for information of all types has increased dramatically in recent years. While we believe, we cannot be certain, that this recognized industry trend will continue in the future. The Internet has become an increasingly significant medium for commerce in many industries. Our success depends upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. While we cannot be certain, we expect rapid growth in the use of and interest in the Internet to continue, although the rate of growth may not be at historical rates. We believe that our business may not be profitable for the next several years during which expenses related to our organization and development may cause us to continue to incur a loss from operations. Although our publication will be available electronically throughout the world, our primary target market will be advertisers and visitors located in the United States.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for Cemreil Group products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that Cemreil Group has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of Cemreil Group's competitors in the area of competition in which Cemreil Group is or will be operating. State why Cemreil Group believes it can effectively compete with these and other companies in its area of competition.

     We compete with a variety of online publications, including, among numerous others, the following:

     o "The Onion," located on the Internet at http://www.TheOnion.com, is an online, satirical, tabloid publication that is also available in print format; is entirely fictional; and targets a college-age audience. Books and multi-media products based on the publication are also available via the web site.

     o "The National Enquirer," located at http://www.NationalEnquirer.com, is the online version of the popular supermarket tabloid. It is well-established and prints largely factual articles of a scandalous nature covering the entertainment, political and celebrity arenas.

     o The "Weekly World News," located at http://www.WeeklyWorldNews.com, is an online publication of the popular supermarket tabloid that publishes fictional articles of a sensationalist nature.

     The above-described publications are examples of some of the more significant online publications with which we compete. "The Onion," our most direct competitor, first became available online when the Internet was in its early infancy and has been successful in developing a loyal, core following of college-age readers. "The Onion," "The National Enquirer" and the "Weekly World News" are all online versions of the print publications by the same names. In addition to other competitors of the stature of "The Onion," "The National Enquirer" and "The Weekly World News," we compete with numerous online publications at every stage of development, including those published as a hobby by individuals who have no expectation of profit. Although we are unaware of an online publication that mixes fictional, specious and factual content, including news, editorials, information and articles of a factual, fictitious and specious nature, in the manner that we propose in "The Yellow Press," we believe that publications very similar in nature do exist online. Competition is expected to intensify in the future, which may result in fewer visitors and advertisers for our publication, reduced revenue from advertising and/or subscriptions and loss of market share. Many of our current and potential competitors have or will have longer operating histories, larger customer or user bases, greater brand recognition and/or significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to web site and systems development than we can. In addition, larger, more well-established and financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases. These companies may be able to provide advertisers and subscribers with more favorable terms, process customer orders more efficiently, provide more extensive information and/or update information more frequently than we can.

     We believe that the following are principal competitive factors in our market:

     o    Brand name recognition;

     o    Speed and accessibility of web site;

     o    Customer interactivity;

     o    Circulation or visitor traffic;

     o    Entertainment and/or information value of content; and

     o    Operating cost.

     While we expect to compete as a quality provider of current, reliable and/or entertaining articles of a factual, fictional and specious nature, news, information and editorials, we are not certain that this strategy will be successful. We do not intend to charge a fee for access to our online publication for the foreseeable future. However, we may consider subscription fees as a source of additional revenue in the future. Further, we believe that our policy of soliciting content from our readers will attract visitors to our website. Most of our competitors rely on paid staff members and freelance writers and artists, rather than their readers, for content. If reader involvement permits us to increase our circulation, we will be able to attract more advertisers and generate increased revenue from advertising. We believe that our proposed combination of factual, fictional and specious content oriented to a readership of families together with the involvement of our readers in the development of content for our publication, will enable us to compete favorably with other online publications such as "The Onion," "The National Enquirer" and the "Weekly World News." We hope, to the extent practicable, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a sizeable reader and advertiser base and market recognition, through our utilization of the Internet; which eliminates the need for a sizeable marketing staff. However, our opportunity to obtain a large circulation and sizeable advertising revenue may also be limited by our financial resources and other assets.

Note: Because this Prospectus focuses primarily on details concerning Cemreil Group rather than the industry in which Cemreil Group operates or will operate, potential investors may wish to conduct their own separate investigation of Cemreil Group's industry to obtain broader insight in assessing Cemreil Group's prospects.

     (d) Describe specifically the marketing strategies Cemreil Group is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort that will be necessary in order for Cemreil Group to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of Cemreil Group's sales. Describe any major existing sales contracts.

     We have allocated the sum of $140,000 (28%) of the maximum proceeds of this offering for marketing. We have allocated the amount of $90,000 (36%) of the offering proceeds for marketing in the event that we sell only 125,000 shares of common stock in this offering. In the event that we succeed in selling only 37,500 shares in the offering, we have allocated the sum of $4,000 (5.3%) for marketing. Our marketing strategy is designed to attract a family visitor base to "The Yellow Press" and manufacturers of family-oriented products to advertise in our online publication; meet or exceed customer expectations; drive repeat visits and advertising; and build enduring brand equity. In order to implement this strategy, we intend to implement a marketing campaign consisting, for the foreseeable future, of online "guerilla" marketing and advertising. Online "guerilla" marketing involves sending correspondence via e-mail to individuals whose names are obtained from subscriber lists that we purchase with the proceeds of this offering. We will design our advertising to build brand equity, create awareness and generate initial advertising in our interactive, online publication. Depending on the availability of funds, we intend to use a mix of advertising methods, including:

     o    Online banners, reciprocal links and e-mail newsletters;

     o Word of mouth referrals by visitors to our web site, friends and relatives;

     o    Radio advertising; and

     o    Advertising in newspapers, magazines or other print media.

     We expect that we may incur losses for the next several years as a result of the expansion of our operations. In order for us to operate profitably, the funds we expend for subscriber lists and advertising will be required to be offset by revenues from advertisers in "The Yellow Press" and/or subscription revenues. Initially, however, we do not intend to charge subscribers a fee to access our publication online. Our ongoing, limited "guerrilla" marketing and word of mouth referral campaigns may not be successful. Further, we are dependent upon the anticipated proceeds of this offering for funding with which to implement any radio or print advertising. We may not raise sufficient funds from this offering to advertise in any one or more of these media. Accordingly, we have no basis upon which to predict the volume of sales, if any, that can be expected from advertising in any medium. We have conducted no marketing studies. Our sole customer account for initial advertising is Blessed Abundance Ministry, Inc., which accounts for 100% of our sales. This customer will not commit to further advertising in "The Yellow Press" until it deems the results of initial advertising to be satisfactory. Accordingly, we have no existing sales contracts.

     (e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

     We have no backlog of written firm orders for advertising in "The Yellow Press." We do not currently charge subscription fees for access to our online publication.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the typical orders. If Cemreil Group's sales are seasonal or cyclical, explain.

     Not applicable. See the response to this Item above. We do not expect our business to be seasonal or cyclical.

     (f) State the number of Cemreil Group's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operation, administrative, etc.) Cemreil Group will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If Cemreil Group's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements Cemreil Group has or will have with its employees.

     Mr. David E. Weisz and Ms. Amber Rhoads, our executive officers and directors, are our only employees currently. We do not anticipate the employment of any additional individuals within the next twelve months. However, in the event of the maximum offering, we have allocated an aggregate of $60,000 for remuneration of individuals on an independent contract basis to prepare artistic and/or written content for our publication and/or perform services for Cemreil Group such as web site development, administration and bookkeeping. Except for the payment of an annual salary of $40,000 to each of Mr. Weisz and Ms. Rhoads in the event of the maximum offering, we have no plans to adopt any supplemental benefits or incentive arrangements at the present time. If we sell only 125,000 shares in this offering, Ms. Rhoads' salary would be reduced to $35,000 per annum and, if we succeed in selling only 37,500 shares, Mr. Weisz's salary would be reduced to $24,000 per annum and Ms. Rhoads would not receive any cash compensation.

     (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that Cemreil Group owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties Cemreil Group intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     We presently own no real property. We maintain our offices on a rent-free basis at the residence of Mr. David E. Weisz, the President, a director and an 80.1% shareholder of Cemreil Group, located at 5556 Vesel Court, Freeland, Washington 98249. These arrangements are verbal and we have no written agreement with Mr. Weisz to utilize space at his residence free of charge for the one-year period following the closing of the offering. The space we currently occupy is expected to be adequate to meet our foreseeable future needs. We have allocated no portion of the proceeds of this offering for the purchase of any real property.

     As of September 30, 2002, we had personal property comprised of equipment, less accumulated depreciation of $1,239 (unaudited), valued at $948 (unaudited). We have allocated the sum of $60,000 (maximum) out of the offering proceeds for the purchase of equipment, including computer, camera, video and office equipment and a company automobile. If we succeed in selling only 125,000 shares of common stock in the offering, we have allocated only $11,000 for the acquisition of computer and office equipment. If we sell only 37,500 shares in this offering, we have allocated the amount of $4,000 for the purchase of computer and/or office equipment.

     (h) Indicate the extent to which Cemreil Group's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by Cemreil Group for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

     We rely on trade secret law to protect our intellectual property. These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, and use information that we regard as proprietary, such as the editorial and graphic content. We have not filed an application to secure registration for our trademark, "The Yellow Press," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we operate internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

     We have expended no funds for research and development during our last fiscal year ended December 31, 2001, and we do not expect to incur any research and development expenditures this year.

     (i) If Cemreil Group's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon Cemreil Group.

     We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. We do not currently provide individual personal information regarding our users to third persons and we currently do not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our online publication or require us to redesign our web site.

     We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for "The Yellow Press," increase the cost of doing business as a result of litigation costs and/or increase product delivery costs.

     (j) State the names of any subsidiaries of Cemreil Group, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     Not applicable. We have no subsidiaries.

     (k) Summarize the material events in the development of Cemreil Group (including any material mergers or acquisitions) during the past five years, or for whatever lesser period Cemreil Group has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If Cemreil Group has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this prospectus accordingly).

     There  have  been  no  material  events,  such  as  mergers,  acquisitions,
spin-offs,   recapitalizations,   stock  splits  or  stock  dividends,   in  our
development since our inception on July 21, 2000.

     4.(a) If Cemreil Group was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur, or the milestones which in management's opinion Cemreil Group must or should reach, in order for Cemreil Group to become profitable, and indicate the expected manner of occurrence or the expected method by which Cemreil Group will achieve the milestones.

     In order to become fully operational and profitable, we must achieve each of the milestones described below.

     o    We  must  increase  our  web  site  traffic.  As of the  date  of this
          --------------------------------------------
prospectus, we have few visitors to our interactive, online publication. We will incur expenses for marketing and advertising needed to increase our circulation. We have allocated the sum of $140,000 out of the maximum anticipated proceeds of this offering for marketing and advertising. If we sell only 125,000 shares of common stock in this offering, we have allocated the amount of $90,000 for marketing. We have allocated the sum of $4,000 for marketing in the event that we are successful in selling only 37,500 shares in this offering. Because we are in the development stage, we cannot be certain of the amount of revenue we must generate from advertising and/or subscriptions in order for Cemreil Group to become profitable. If the portion of the offering proceeds we have allocated for marketing and advertising proves to be inadequate, we will be dependent upon debt and/or equity financing in addition to the proceeds of this offering in order to increase our funding to a level that will enable us to break even or become profitable. This additional needed capital may not be available upon acceptable terms, or at all.

     o    We must  thoroughly  market the "The Yellow  Press" brand name and our
          ----------------------------------------------------------------------
online,  interactive  magazine.  We will  need to expend  funds  for our  online
-------------------------------
"guerilla" marketing campaign and for advertising on web sites on the Internet that we believe our customers are likely to visit, including registering with various search engines, during the first year of operation following the closing of this offering. We also expect to expend funds to promote and position our brand via advertising in print and/or radio media. We anticipate having sufficient funds available for Internet advertising and advertising in newspapers, magazines or other print media and on the radio. We will also need to incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive customers to our web site. Ultimately, we will also need to expend funds to develop content to help build our brand and attract new visitors to our web site. This last milestone is long-range in nature and we have no anticipated sources of funding for its accomplishment as of the date of this prospectus.

     o    We must develop and enhance our web site.  We will need to continue to
          -----------------------------------------
devote significant resources to further develop and add new features and functionality to our web site in the future. These features and systems may relate to, among other things, content display; customer interaction; and performance, reliability and scalability. Our objective is to have fast download times and achieve optimal performance. We expect that the sum of $40,000 out of the maximum offering proceeds allocated for web site development and hosting will be sufficient to accomplish this milestone in the initial year after the closing of this offering. If we sell only 125,000 shares or 37,500 shares in the offering, we have allocated only the sums of $14,000 and $2,500, respectively, for web site hosting and development. We will allocate these funds to further develop our web site to a limited extent, but we will be unable to achieve the performance criteria that would be obtainable in the event of the maximum offering. In subsequent years, a portion of sales revenues and/or financing in addition to that received from this offering will need to be allocated for web site enhancement.

     We will pursue these steps with the funds raised in this offering of common stock, if any. However, funding for the completion of these milestones is dependent upon the receipt of capital from equity and/or debt financing in addition to that anticipated from this offering and/or the realization of profits from operations. Because of this, we are unable to anticipate the timing of the milestones from when we begin offering the shares of common stock after effectiveness of the registration statement of which this prospectus is a part. Further, because we have only commenced the milestones listed above, we are not yet able to determine the costs associated with each milestone.

     (b) State the probable consequences to Cemreil Group of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon Cemreil Group's liquidity in view of Cemreil Group's then anticipated level of operating costs. (See Questions No. 11 and 12)

     The probable consequences to us of delays in achieving each of the milestones listed in Item 4.(a) immediately above is that we will likely continue to incur operating and net losses during the period of the delays, and the rate at which we incur these losses may increase. Any delays are expected to have an adverse effect on our liquidity because we intend to increase our costs and expenses substantially as we pay management salaries and/or contract labor; increase our sales and marketing activities; purchase equipment; increase our general and administrative functions to support our growing operations; and complete and further develop our Internet web site. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of continuing losses, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

     We have no plans to make any changes in our current business plan so long as management determines it to be viable and we are able to continue in business as a going concern. The factors that management intends to consider in making the determination as to whether our business plan is viable include, among others, (i) the amount of proceeds we realize from this offering, (ii) the results of our efforts to raise funding in addition to that anticipated from this offering, (iii) the results of our proposed marketing campaign; (iv) the success of our efforts to increase our reader base; and (v) the amount of advertising revenue we are capable of generating. If, at any time, based upon consideration of the foregoing factors, management determines that we are unable to implement our business plan or continue in operation as a going concern, we will explore all available alternatives, including a possible change in our business plan, sale of our business, merger, acquisition or other business combination with another company or, if unavoidable, voluntary bankruptcy filing. However, even if we are achieving the milestones required in order for us to become profitable, we intend to consider any attractive business opportunity presented to us, including, but not limited to, the sale of our business to a larger company or a joint venture, merger or other business combination with a small or mid-sized company for the purpose of increasing our circulation. As of the date of this prospectus, we have no present intent to change our business plan, sell our business or merge with or acquire another company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.


                             OFFERING PRICE FACTORS
                             ----------------------

     If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

     5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

     Total $(30,059) ($(0.01) per share)

     6. If Cemreil Group had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

              Offering Price Per Share           =
     ------------------------------------------     -------------------------
     Net After-Tax Earnings Last Year Per Share     (price/earnings multiple)

     Not applicable. We had a loss for the period from July 21, 2000 (inception) to September 30, 2002.

     7.(a) What is the net tangible book value of Cemreil Group? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

     $317 ($.0001 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

     The difference between the price per share of common stock being offered by this prospectus and the net tangible book value per share is primarily attributable to the fact that the initial five shareholders of Cemreil Group, including Mr. David E. Weisz and Ms. Amber Rhoads, our executive officers and directors, acquired their aggregate 4,940,000 shares, representing 100% of our outstanding shares, of common stock at a cost of approximately $.02 per share, which is substantially less than the price of $2.00 per share to be paid by the investors in this offering. If this offering is successful and we succeed in expanding our business as described in Item 3.(b) above and in achieving the milestones described in Item 4.(a) above, we expect that our sales, revenues, assets, shareholders' equity and net tangible book value will increase; our liquidity may improve; and we may achieve profitability.

     (b) State the dates on which Cemreil Group sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to Cemreil Group at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

     Not applicable. We have issued no securities during the last twelve months.

     8.(a) What percentage of the outstanding shares of Cemreil Group will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

     If the maximum is sold:   4.8%
     If the minimum is sold:   Not applicable

     (b) What post-offering value is management implicitly attributing to the entire company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

     If the maximum is sold:   $10,380,000*
     If the minimum is sold:   Not applicable

     *These values assume that Cemreil Group's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: not applicable. These values also assume an increase in cash in Cemreil Group by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $-0-. Not applicable.

     We have no outstanding convertible securities, including options, warrants or other rights.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of Cemreil Group's development.


                                 USE OF PROCEEDS
                                 ---------------

     9.(a) The following table sets forth the use of the proceeds from this offering:

                                    If Maximum                    If 125,000
                                       Sold                       Shares Sold
                                      Amount       Per Cent         Amount        Per Cent
                                    ----------     --------       -----------     --------

Total Proceeds                       $500,000       100.00%         $250,000       100.00%
                                     --------      -------          --------       -------
Less:  Offering Expenses
Commissions & Finders Fees                 -0-        0.00%               -0-        0.00%
Legal & Accounting(1)                  20,000         4.00%           20,000         8.00%
Copying & Advertising                   5,000         1.00%            5,000         2.00%
Other (Specify):
Electronic Filing Fees                  3,000          .60%            3,000         1.20%
Miscellaneous                           4,954         1.00%            4,954         2.00%
Transfer Agent Fees                     1,500          .30%            1,500          .60%
Blue Sky Filing Fees                      500          .10%              500          .20%
SEC Registration Fee                       46          .00%               46           .00%
                                           --          ----               --          ----

Net Proceeds from Offering            465,000        93.00%          215,000        86.00%

Use of Net Proceeds
Management Salaries/Independent
  Contractor Compensation             140,000(2)     28.00%           75,000(3)     30.00%
Marketing                             140,000        28.00%           90,000        36.00%
Purchase of Equipment                  60,000(4)     12.00%           11,000(5)      4.40%
Working Capital                        65,000        13.00%           15,000         6.00%
Web Site Development/Hosting           40,000         8.00%           14,000         5.60%
Professional Fees                      20,000         4.00%           10,000         4.00%
                                       ------         -----           ------         -----

Total Use of Net Proceeds            $465,000        93.00%         $215,000        86.00%


                                     If 37,500
                                    Shares Sold
                                      Amount       Per Cent
                                    -----------    --------

Total Proceeds                        $75,000       100.00%
                                      -------       -------
Less:  Offering Expenses
Commissions & Finders Fees                 -0-        0.00%

Legal & Accounting(1)                  20,000        26.67%
Copying & Advertising                   5,000         6.67%
Other (Specify):
Electronic Filing Fees                  3,000         4.00%
Miscellaneous                           4,954         6.61%
Transfer Agent Fees                     1,500         2.00%
Blue Sky Filing Fees                      500          .67%
SEC Registration Fee                       46          .05%
                                           --          ----

Net Proceeds from Offering             40,000        53.33%

Use of Net Proceeds
Management Salary(6)                   24,000        32.00%
Marketing                               4,000         5.33%
Working Capital                         1,500         2.00%
Purchase of Equipment                   4,000         5.33%
Web Site Development/Hosting            2,500         3.34%
Professional Fees                       4,000         5.33%
                                        -----         -----

Total Use of Net Proceeds             $40,000        53.33%

------------------

     (1) The total legal fees for this offering will be $15,000, the sum of $10,000 of which amount has been paid heretofore with funding from other sources. The aggregate accounting fees for this offering will be $5,000, the sum of $2,500 of which amount has been paid heretofore with funds from other sources.

     (2) Represents the salaries of Mr. David E. Weisz, our President and an 80.1% shareholder of Cemreil Group ($40,000), and Ms. Amber Rhoads, our Secretary/Treasurer and a 4% shareholder of Cemreil Group ($40,000), and remuneration for independent contractors ($60,000), for a period of one year from the date of the closing of this offering.

     (3) Represents the salaries of Mr. Weisz ($40,000) and Ms. Rhoads ($35,000) for one year from the date of the closing of the offering.

     (4) Includes a company automobile ($25,000) and computer, camera, video and office equipment.

     (5)  Includes computer and office equipment.

     (6) Represents Mr. Weisz's salary for a period of one year from the closing date of the offering.

     (b) If there is no minimum amount of proceeds that must be raised before Cemreil Group may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

     The proceeds of the maximum  offering will be used in the following  order:
(1) professional  fees; (2) management salary or salaries and/or contract labor,
(3) web site development/hosting, (3) marketing and (4) the purchase of equipment.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of Cemreil Group's business and operations, would be adequate.

     10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

     Not applicable. No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

     (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

     Not applicable. No part of the proceeds is to be used to discharge indebtedness.

     (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of Cemreil Group or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to Cemreil Group, the method followed in determining the cost, and any profit to such persons.

     We will acquire assets, including a company automobile ($25,000) and computer, office, camera and video equipment, with a total of $60,000 of the maximum proceeds of the offering. In the event that we sell only 125,000 shares of common stock in this offering, we will acquire computer and office equipment with the amount of $14,000 out of the proceeds of the offering. If we are successful in selling only 37,500 shares of common stock in the offering, we will acquire computer or office equipment with the sum of $2,500 out of the offering proceeds. The assets will be purchased for cash. We will not acquire any of these assets from Mr. David E. Weisz or Ms. Amber Rhoads, our executive officers, directors, employees and principal stockholders, or their associates.

     (d)  If any amount of the proceeds is to be used to reimburse  any officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:

     Not applicable. No amount of the proceeds is to be used to reimburse any officer, director, employee or shareholder for services already rendered, assets previously transferred, monies loaned or advanced or otherwise.

     11. Indicate whether Cemreil Group is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Cemreil Group to make payments. Indicate if a significant amount of Cemreil Group's trade payables have not been paid within the stated trade term. State whether Cemreil Group is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate Cemreil Group's plans to resolve any such problem.

     We are not having and do not anticipate having within the next twelve months any cash flow or liquidity problems if we are successful in raising at least the maximum proceeds from this offering. However, if we are unable to sell at least the maximum number of shares of common stock being offered or if we receive minimal proceeds and our advertising revenues are lower than expected, we could be expected to experience cash shortages preventing us from paying our operating expenses on a timely basis. In that event, we would need to raise additional capital sooner than one year after the closing of this offering. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available, we may not be able to continue in operation as a going concern and we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.

     Additionally, in the next twelve months, we intend to increase our costs and expenses substantially as we pay management salaries and/or contract labor; increase our sales and marketing activities; purchase equipment; increase our general and administrative functions to support our growing operations; and complete and further develop our Internet web site. The additional revenues that we expect to generate may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase. Our success is dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing from this or other securities offerings or otherwise, then we will not be able to continue as a going concern unless we realize meaningful revenues. If we fail to generate meaningful revenues or raise adequate funding, we will cease operations and our shareholders will lose their entire investment. In any event, we do not expect to continue in operation after the expiration of one year from the closing of this offering without an infusion of capital in addition to the funds we are raising in this offering.

     We are not a party to or the maker of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. Our trade payables have been paid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

     12. Indicate whether proceeds from this offering will satisfy Cemreil Group's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

     Management anticipates, without assurance, that the proceeds from this offering will satisfy our cash requirements for the next twelve months and that it will not be necessary to raise additional funds. If we receive the maximum proceeds of this offering, we will have net proceeds of $465,000 available for management salaries and contract labor; sales and marketing activities; the purchase of equipment; working capital; web site development and hosting; and professional fees. We will only have net proceeds of $215,000 available for these purposes if we realize offering proceeds of $250,000 from the sale of 125,000 shares of common stock in the offering and $40,000 available for these purposes if we sell only 37,500 shares for gross proceeds of $75.000. Accordingly, we expect the scale of our operations to be directly related to the amount of funding available to us from this offering. That is, we will operate on a significantly smaller scale if we are only successful in raising a minimal, as compared to the maximum, proceeds. Also, as discussed in Item 11. above, in the event that our costs and expenses increase dramatically as we seek to grow our business, we may continue to realize operating and net losses for the next year or longer, and we may incur these losses at an increasingly rapid rate.


                                 CAPITALIZATION
                                 --------------

     13. Indicate the capitalization of Cemreil Group as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

                                                             Amount Outstanding
                                                       As of:
                                                      9/30/02           As Adjusted
                                                    (Unaudited)       *         Maximum
                                                    -----------   ----------   ----------
Debt:
Short-term debt (average interest rate __%)             $2,500       $2,500       $2,500
Long-term debt (average interest rate __%)                 $-0-         $-0-         $-0-
     Total debt                                         $2,500       $2,500       $2,500

Stockholders' equity (deficit):
     Preferred stock - par or state value (by
     class of preferred in order of preferences)           $-0-         $-0-         $-0-
     Common stock - par or stated value                 $4,940       $4,973       $5,190
Additional paid in capital                             $80,160     $120,127     $544,943
Retained earnings (deficit)                           $(64,790)    $(64,790)    $(64,790)
     Total stockholders equity                         $20,310      $60,310     $485,343
 Total capitalization                                  $22,810      $62,810     $487,843

------------------


                                       35






     *If 37,500 shares of common stock are sold

     Number of preferred shares authorized to be outstanding: 10,000,000 shares. Par or stated value, if any: $.001.

     Number of common shares authorized: 10,000,000 shares. Par or stated value per share, if any: $.001.

     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: -0- shares. Not applicable.


                            DESCRIPTION OF SECURITIES
                            -------------------------

     14.  The securities being offered hereby are:
     [X]  Common stock
     [ ]  Preferred or preference stock
     [ ]  Notes or debentures
     [ ]  Units of two or more types of securities composed of:
     [ ]  Other:

     15.  These securities have:

     Yes  No
     [ ]  [X] Cumulative voting rights
     [ ]  [X] Other special voting rights
     [ ]  [X] Preemptive rights to purchase in new issues of shares
     [ ]  [X] Preference as to dividends or interest
     [ ]  [X] Preference upon liquidation
     [ ]  [X] Other special rights or preferences (specify):

     Explain: not applicable.

     16.  Are the securities convertible?           [ ] Yes [X] No
     If so, state conversion price or formula.
     Date when conversion becomes effective: - / - / - Not applicable. Date when conversion expires: - / - / - Not applicable.

     17.(a)  If securities are notes or other types of debt securities:

          (1)  What is the interest rate? -0-% Not applicable.
          If interest rate is variable or multiple rates, describe: not applicable.

          (2) What is the maturity date: - / - / - Not applicable. If serial maturity dates, describe: not applicable.

          (3)  Is there a mandatory sinking fund? [ ] Yes [X] No Not applicable.
               Describe: not applicable.

          (4) Is there a trust indenture? [ ] Yes [X] No Not applicable. Name, address and telephone number of trustee. Not applicable.

          (5)  Are the securities callable or subject to redemption? [ ] Yes
          [X] No  Not applicable.

          Describe, including redemption prices: not applicable.

          (6)  Are the securities collateralized by real or personal property?
          [ ] Yes [X] No  Describe: not applicable.

          (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not applicable.

          How much currently outstanding indebtedness of Cemreil Group is senior to the securities in right of payment of interest or principal? $-0- Not applicable.

          How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $-0- Not applicable.

          How much indebtedness is junior (subordinated) to the securities? $-0-Not applicable.

     (b) If notes or other types of debt securities are being offered and Cemreil Group had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

     Not applicable. Shares of common stock, not notes or other types of debt securities, are being offered.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that Cemreil Group's liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions No. 11. and 12. See also the Financial Statements and especially the Statement of Cash Flows.

     18.  If securities are preference or preferred stock: not applicable.

     Are unpaid dividends cumulative?  [ ] Yes [X] No
     Are securities callable?          [ ] Yes [X] No
     Explain: Not applicable.

Note: Attach to this Prospectus copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being offered.

     We are offering shares of common stock, not preferred or preference stock, notes or other securities having rights superior to the rights of shareholders of common stock.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

     Not applicable. There are no restrictions on dividends under loan or other financing arrangements or otherwise.

     19. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $(93,848)

     It is highly unlikely that we will pay dividends on the common stock in the foreseeable future.


                              PLAN OF DISTRIBUTION
                              --------------------

The Offering
------------

Shares of common stock offered by this prospectus:     250,000 shares

Price per share:                                       $2.00

Termination date of the offering:                      12 months from the date
                                                       of this prospectus unless
                                                       extended for up to an
                                                       additional 90 days*

Common stock outstanding prior to the offering:        4,940,000 shares

Common stock to be outstanding upon completion of
the offering:                                          5,190,000 shares

------------------

     *There is no minimum number of shares of common stock that must be sold during the offering period and, accordingly, there is no arrangement to escrow, impound or return any of the proceeds received from this offering.

     20. The selling agents (that is, the persons selling the securities as agent for Cemreil Group for a commission or other compensation) in this offering are:

     Not applicable. There are no selling agents in this offering.

     21. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a per cent of the offering price on the cover page of this Prospectus. Also indicate whether Cemreil Group will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

     Not applicable. We will not utilize the services of selling agents or finders and, accordingly, no selling commissions or other compensation will be paid with respect to sales of common stock in this offering.

     22. Describe any material relationships between any of the selling agents or finders and Cemreil Group or its management.

     Not applicable. See the responses to Items 21. and 22. above.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Cemreil Group, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

     23. If this offering is not made through selling agents, the names of persons at Cemreil Group through which this offering is being made:

Name:          Mr. David E. Weisz           Name:          Ms. Amber Rhoads
Address:       5556 Vesel Court             Address:       2682 Auralie Drive
               Freeland, Washington  98249                 Escondido, California
                                                           92025

Telephone No.: (360) 331-4832               Telephone No.: (760) 535-5691

     24. If this offering is limited to a special group, such as employees of Cemreil Group, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

     There are no limitations on the types of persons who may invest.

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [X] No Not applicable.

     26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

     Not applicable. There is no minimum amount of proceeds that must be raised before we can utilize the proceeds of the offering for the purposes set forth in this prospectus. Accordingly, there is no arrangement to escrow, impound or return any of the proceeds received from this offering.

     (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

         See the response to Item 26.(a) above regarding the fact that there is no minimum amount of proceeds that must be raised in the offering and, accordingly, there is no arrangement to escrow, impound or return any of the offering proceeds.

     Will interest on proceeds  during  escrow period be paid to investors?
[ ] Yes [X] No

     27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

     Of the 4,940,000 shares of common stock of Cemreil Group presently outstanding, (i) 4,000,000 shares of common stock are owned by Mr. David E. Weisz, our President; (ii) 200,000 shares are owned by Ms. Amber Rhoads, our Secretary/Treasurer; and (iii) 740,000 shares of common stock are owned by three shareholders, including APGW, Inc., Mr. Gregory A. Writer and Ms. Coral Rhoads. These shares of common stock are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act of 1933 and Section 460-44A-050(d) of the Securities Act of Washington or Section 32105(f) of the California Corporations Code. As such, these shares of common stock are subject to the resale restrictions under Rule 144 of Section 4(1) under the Securities Act. Rule 144 of the Securities Act provides, in essence, that holders of restricted securities for a period of one year after the acquisition of the securities from us or an affiliate of ours, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one per cent of our then outstanding securities. Nonaffiliates of Cemreil Group who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Accordingly, the aggregate 4,000,000 shares of common stock owned by Mr. Weisz became available for resale under Rule 144 commencing July 28, 2001; 200,000 shares owned by each of Ms. Rhoads became available for resale under Rule 144 commencing November 2, 2002; and the balance of 740,000 shares owned by APGW, Inc., Mr. Gregory A. Writer and Ms. Coral Rhoads became available for resale under Rule 144 on June 19, 2001. In each instance, the date on which the shares of common stock become available for resale under Rule 144 is a period of one year from the date of purchase of the shares from Cemreil Group. Following the expiration of two years from the date of purchase, these shareholders may sell their securities without regard to volume limitations or other restriction if they are not then affiliates of Cemreil Group and have not been affiliates for the preceding three months. Sales of these shares of common stock under Rule 144 may have a depressive effect on the market price of our common stock, should a public market develop for the stock. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the "Blue Sky" laws of each state in which the transfer or resale occurs.

     Note: Equity investors should be aware that unless Cemreil Group is able to complete a further public offering or Cemreil Group is able to be sold for cash or merged with a public company that their investment in Cemreil Group may be illiquid indefinitely.

     If a secondary trading market develops in our common stock, the common stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because the shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as a part of a system of disclosure and regulatory oversight for the operation of the penny stock market. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 requires additional disclosure, related to the market for penny stocks and for trades in any stock defined as a penny stock. Rule 15g-9 under the Securities Exchange Act of 1934 obligates a broker-dealer to satisfy special sales practice requirements that are described below. Prior to a transaction in a penny stock, the broker-dealer is required to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Additionally, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as our common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, that develops.


                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS
                    ----------------------------------------

     28. If Cemreil Group has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable. We have not, since our inception on July 21, 2000, paid dividends, made distributions upon our stock or redeemed any securities.


                    OFFICERS AND KEY PERSONNEL OF THE COMPANY
                    -----------------------------------------

     29.  Chief executive officer:              Title:  President

Name:  Mr. David E. Weisz                       Age:  49

Office Street Address:                          Telephone No.:  (360) 331-4832
5556 Vesel Court, Freeland, Washington 98249

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     David E. Weisz has served as the  President and a director of Cemreil Group
     --------------
since its inception on July 21, 2000. Since May 2000, he has been self-employed in the building trades operating from his offices located in Freeland, Washington. From May 1999 through May 2000, Mr. Weisz was self-employed as a general contractor with offices in Freeland Washington. For the prior four years, from May 1995 through April 1999, he was a self-employed handyman operating from his offices in Freeland, Washington.

Education (degrees, schools, and dates):

     Mr. Weisz has no advanced education past high school.

Also a director of the Company     [X] Yes [ ]

Indicate amount of time to be spent on Cemreil Group matters if less than full time: Currently Mr. Weisz devotes approximately 50% of his time and effort to Cemriel Group. He will spend 100% of his time and effort on Cemreil Group's matters if at least 125,000 shares of common stock are sold in this offering. If we sell less than 125,000 shares in the offering, Mr. Weisz will continue to devote approximately 50% of his time and effort to Cemreil Group.

     30.  Chief operating officer:

     See the response to Item 29. above.

     31.  Chief financial officer:              Title:  Secretary/Treasurer

Name:  Ms. Amber Rhoads                         Age:  23

Office Street Address:                          Telephone No.:  (760) 535-5691
2682 Auralie Drive Drive, Escondido, California 92025

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

     Amber Rhoads has served as the  Secretary,  the Treasurer and a director of
     ------------
Cemreil Group since September 2001. Since September 2002, Ms. Rhoads has worked for a number of employers located in San Diego, California, as a temporary employee. She was employed in customer service and/or office administration by Children's Technology Group, San Diego, California, a software development company, from August 2001 through August 2002 and, previous to that time, from September through December 2000. From January through August 2001, Ms. Rhoads was employed by the Zinc Cafe, San Diego, California, as a cashier and in food preparation. She was employed, from February through September 2000 and from June through September 1997, by 1st Net Technologies, Inc., a public, San Diego, California, a web site development company, as an administrative assistant or as the assistant to the President. From September 1998 through February 2000, she was employed by Make It Happen Management, Inc., a publicly-held, San Diego,
California, artist and music promotional company, as the assistant to the President and in music promotion.

Education (degrees, schools, and dates):

     Ms. Rhoads attended San Diego State University, San Diego, California, from September 1997 through December 1998.

Also a director of the Company     [X] Yes [ ]

Indicate amount of time to be spent on Cemreil Group matters if less than full time: Ms. Rhoads currently spends approximately 5% of her time and effort on Cemreil Group's matters. If we sell less than 125,000 shares of common stock in the offering, she will continue to devote approximately 5% of her time and effort to Cemreil Group. If we sell 125,000 or more shares in the offering, Ms. Rhoads will devote between approximately 50% to 100% of her time and effort on Cemriel Group.

     32.  Other key personnel: None.


                            DIRECTORS OF THE COMPANY
                            ------------------------

     33. Number of directors: one. If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

     Not applicable. Directors are elected annually.

     34. Information concerning outside or other directors (i.e., those not described above):

     Not applicable. We have no outside directors or directors other than Mr. David E. Weisz and Ms. Amber Rhoads.

     35.(a) Have any of the officers or directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as Cemreil Group:

     [ ] Yes [X] No Explain:

     (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as Cemreil Group or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

     Not applicable. Neither Mr. David E. Weisz nor Ms. Amber Rhoads, our executive officers, directors and key employees, has ever worked for or managed a company in our business of publishing an online magazine.

     (c) If Cemreil Group has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     Not applicable. Neither Mr. David E. Weisz nor Ms. Amber Rhoads, our executive officers and directors, has managed any other company in the start-up or development stage.

     (d) If any of Cemreil Group's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by Cemreil Group.

     Not applicable. Mr. David E. Weisz and Ms. Amber Rhoads, our sole executive officers and directors, are employees although they have received no cash or other remuneration from us and we issued 4,000,000 shares of common stock to Mr. Weisz for the sum of $4,000 in cash and 200,000 shares to Ms. Rhoads for the amount of $10,000 in cash. The sum of $80,000 of the maximum proceeds anticipated to be received from this offering has been allocated for a salary of $40,000 per annum during the period of one year from the closing of this offering payable to each of Mr. Weisz and Ms. Rhoads in the event of the maximum offering. If we sell only 125,000 shares of common stock in the offering, we have allocated an aggregate of $75,000 for salaries payable to Mr. Weisz ($40,000) and Ms. Rhoads ($35,000) during the one-year period following the closing of this offering. If we succeed in selling only 37,500 shares in the offering, Ms. Rhoads will forego a salary and Mr. Weisz will receive a salary of $24,000 per annum during the period of one year following the closing of this offering.

     (e) If Cemreil Group has key man life insurance policies on any of its officers, directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to Cemreil Group and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

     Not applicable. We have no key man life insurance policy on Mr. David E. Weisz or Ms. Amber Rhoads, our executive officers, directors and key employees.

     36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against Cemreil Group or its officers, directors or other key personnel or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

     Not applicable. No petition under the Bankruptcy Act or any State insolvency law has been filed by or against Cemreil Group, Mr. David E. Weisz or Ms. Amber Rhoads, our executive officers, directors and key employees, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Cemreil Group, Mr. Weisz or Ms. Rhoads, or any partnership in which Mr. Weisz or Ms. Rhoads was a general partner at or within the past five years, or any corporation or business association of which Mr. Weisz or Ms. Rhoads was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of Cemreil Group's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate Cemreil Group and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


                             PRINCIPAL STOCKHOLDERS
                             ----------------------

37. Principal owners of Cemreil Group (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

                                                                   No. of Shares
   Shares of        Average      No. of Shares                  After Offering if
 Common Stock   Price Per Share    Now Held     % of Total(1)  All Securities Sold  % of Total
--------------  ---------------  -------------  -------------  -------------------  ----------

Name:
David E. Weisz       $.001          4,000,000       80.1%            4,000,000       77.1%(2)
                                                                                    (maximum)
                                                                                     80.4%(3)
                                                                                    (if 37,500
                                                                                    shares are
                                                                                    sold)

Office Street Address:
5556 Vesel Court
Freeland, Washington  98249

Telephone No.
(360) 331-4832





                                       45






Name:
Amber Rhoads          $.05            200,000        4.1%              200,000        3.9%(2)
                                                                                    (maximum)

                                                                                      4.0%(3)
                                                                                    (if 37,500
                                                                                    shares are
                                                                                    sold)

Office Street Address:
2682 Auralie Drive
Escondido, California  92025

Telephone No.
(760) 535-5691

------------------

     (1) Based upon 4,940,000 shares of our common stock issued and outstanding as of the date of this prospectus.

     (2) Based upon 5,190,000 shares of our common stock to be issued and outstanding if the maximum 250,000 shares of common stock are sold.

     (3) Based upon 4,977,500 shares of our common stock to be issued and outstanding if the 37,500 shares of common stock are sold.

     38. Number of shares beneficially owned by officers and directors as a group:

Before offering: 4,200,000 shares of common stock (85.0% of total outstanding) After offering: a) Assuming 37,500 securities sold: 4,200,000 shares of common stock (84.5% of total outstanding)
                 b) Assuming maximum securities sold: 4,200,000 shares of common stock (80.9% of total outstanding)
(Assume all options exercised and all convertible securities converted.)


             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
             -------------------------------------------------------

     39.(a) If any of the officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe.

     Not applicable. Mr. David E. Weisz and Ms. Amber Rhoads, our executive officers, directors, key employees and principal shareholders, are not related by blood or marriage.

     (b) If Cemreil Group has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from Cemreil Group, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     On June 19, 2000, we issued  4,000,000  shares of common stock to Mr. David
E. Weisz, our President and a director of Cemreil Group, in consideration for the sum of $4,000 in cash. On November 2, 2001, we issued 200,000 shares of common stock to Ms. Amber Rhoads, our Secretary/Treasurer and a director of Cemreil Group, in consideration for the amount of $10,000 in cash. We issued 200,000 shares of common stock to Ms. Coral Rhoads, Ms. Amber Rhoads' sister, for cash in the amount of $10,000 on November 2, 2001. On September 24, 2001, we issued 160,000 shares of common stock to Mr. Gregory A. Writer, Ms. Amber and Ms. Coral Rhoads' step-father, in consideration for the registration rights to a domain name, payment for the registration of the domain name for one year, incorporation services and travel expenses aggregating $8,000 in value.

     We have a verbal arrangement with Mr. Weisz to use space for our offices at his residence located at 5556 Vesel Court, Freeland, Washington 98249, free of charge for a period of one year from the closing date of the offering. Mr. Weisz has provided us with these facilities rent-free since the date of our organization on July 21, 2000. This arrangement has been valued at $200 per month based on the market rate in the local area and is included in the accompanying Financial Statements of Cemreil Group as contributed rent with a corresponding credit to contributed capital.

     Except as described above, we have not made loans to or done business with either Mr. Weisz or Ms. Rhoads, or any of their relatives (or any entity controlled directly or indirectly by Mr. Weisz or Ms. Rhoads) since our inception on July 21, 2000, and have no plans to do so in the future.

     (c) If any of Cemreil Group's officers, directors, key personnel or 20% stockholders has guaranteed or co-signed any of Cemreil Group's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

     Not applicable. We have no bank debt or other obligations.

     40. (a) List all remuneration by Cemreil Group to officers, directors and key personnel for the last fiscal year:

Name-Officer, Director and Key Employee       Cash    Other
---------------------------------------       ----    -----

David E. Weisz, President and Key Employee   $ 4,000  4,000,000 shares of common
                                                        stock

Amber Rhoads, Secretary/Treasurer and Key    $10,000  200,000 shares of common
  Employee                                              stock

Others:
Not applicable

Total:                                       $10,400  4,200,000 shares of common
                                                        stock

Directors as a group (number of persons - 2) $10,400  4,200,000 shares of common stock

     (b) If remuneration is expected to change or has been unpaid in prior years, explain:

     The sum of $80,000 of the maximum proceeds anticipated to be received from this offering has been allocated for a salary of $40,000 per annum during the period of one year from the closing of this offering payable to each of Mr. Weisz and Ms. Rhoads in the event of the maximum offering. If we sell only 125,000 shares of common stock in the offering, we have allocated an aggregate of $75,000 for salaries payable to Mr. Weisz ($40,000) and Ms. Rhoads ($35,000) during the one-year period following the closing of this offering. If we succeed in selling only 37,500 shares in the offering, Ms. Rhoads will forego a salary and Mr. Weisz will receive a salary of $24,000 per annum during the period of one year following the closing of this offering. Except as aforesaid, we do not intend to pay Mr. Weisz or Ms. Rhoads, our executive officers, directors and key employees, a salary or compensate them with other remuneration for the foreseeable future.

     (b)  If any employment agreements exist or are contemplated, describe:

     Not applicable. No employment agreements exist or are contemplated.

     41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0- shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

     Not applicable. We have no stock purchase agreements, stock options, warrants or other convertible securities or rights outstanding.

     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

     Not applicable. We have no existing stock purchase, option or similar plans.

     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

     Shareholders of Cemreil Group are not required to approve future stock purchase agreements, stock options, warrants or rights.

     42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with Cemreil Group and not compete upon any termination:

     Mr. David E. Weisz, the President, a director and the owner of 4,000,000 shares, representing approximately 80.1% of the outstanding shares, of common stock of Cemreil Group, is our only key employee. There are no arrangements to assure that Mr. Weisz will remain with us and not compete upon any termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of Cemreil Group's development.


                                   LITIGATION
                                   ----------

     43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon Cemreil Group's business, financial condition, or operations, including any litigation or action involving Cemreil Group's officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on Cemreil Group's business, financial condition, or operations.

     There is no past, pending or threatened litigation or administrative action, including any litigation or action involving Mr. David E. Weisz or Ms. Amber Rhoads, our executive officers, directors and key employees, that has had or may have a material effect upon our business, financial condition or operations.


                               FEDERAL TAX ASPECTS
                               -------------------

     44. If Cemreil Group is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     Not applicable. We are a "C" corporation under the Internal Revenue Code of 1986 and no such tax benefits are believed to exist. We have not consulted with a tax advisor.

Name of tax advisor:  not applicable
Address:              not applicable
Telephone no.:        not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                              MISCELLANEOUS FACTORS
                              ---------------------

     45. Describe any other material factors, either adverse or favorable, that will or could affect Cemreil Group or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

     Not applicable.


                              FINANCIAL STATEMENTS
                              --------------------

     46. The audited Financial Statements of Cemreil Group, Inc., commence on page F-1 hereof in response to Part F/S of this prospectus section of Form SB-1.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
        ----------------------------------------------------------------

     47. If Cemreil Group's financial statements show losses from operations, explain the causes underlying these losses and what steps Cemreil Group has taken or is taking to address these causes.

     We have incurred a net loss of $(64,790) (unaudited) during the period from our inception (July 21, 2000) through September 30, 2002. The causes underlying our operating loss include, primarily, (i) insufficient capital available for marketing and sales and development and enhancement of our web site; (iii) limited sales and marketing activities; (iv) lack of prior experience as an online magazine publisher; (v) an inadequate number of subscribers and advertisers; (vi) an insufficient number of strategic relationships needed to help promote our web site; (vii) an insufficient number of personnel; and (viii) only one product line. We are conducting this offering to raise additional capital for the activities listed in (i) immediately above and, in addition, management salary or salaries and/or contract labor, the purchase of equipment, working capital and professional fees. We are striving to improve our skills as an online magazine publisher, increase our circulation and establish strategic relationships with related web sites and portals that can drive customer traffic to our web site.

     48. Describe any trends in Cemreil Group's historical operating results. Indicate any changes now occurring in the underlying economics of the industry of Cemreil Group's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon Cemreil Group's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

     We only commenced operations in October 2000 and, as of the date of this prospectus, we have only a limited readership for our interactive, online publication. Accordingly, we believe that we have been operational for a length of time inadequate for us to discern any significant trends in our historical operating results. However, in the next twelve months, we intend to increase our costs and expenses substantially as we pay management salaries and/or contract labor; increase our sales and marketing activities; purchase equipment; increase our general and administrative functions to support our growing operations; and complete and further develop our Internet web site. The revenue that we expect to generate from advertisers and/or subscribers may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. Accordingly, the benefit to us from increased sales may be negated by the expected significant increases in our costs and expenses. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase.

     Because the online publishing business is in its infancy, we do not believe that the industry is well enough established such that the underlying economics are discernable.

     49. If Cemreil Group sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __%. What is the anticipated gross margin for next year of operations? Approximately __%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

     We are engaged in the business of publishing an interactive, online magazine. Accordingly, we do not sell a product(s).

     50. Foreign sales as a per cent of total sales for last fiscal year: not applicable. Domestic government sales as a per cent of total domestic sales for last fiscal year: not applicable. Explain the nature of these sales, including any anticipated changes:

     We do not anticipate that Cemreil Group will consummate any foreign or government sales.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS
                ------------------------------------------------

Item 1.  Indemnification of Directors and Officers.
---------------------------------------------------

     Section 145 of the Delaware Code provides for the indemnification of the officers, directors, employees and agents of a corporation as follows:

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).


Item 2.  Other Expenses of Issuance and Distribution.
-----------------------------------------------------

     The following is an itemized statement of the expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement. All such expenses will be paid by Cemreil Group.

Securities and Exchange Commission registration fee...........       $     46
Legal fees and expenses.......................................         15,000
Accounting fees and expenses..................................          5,000
Blue sky fees and expenses....................................            500
Transfer agent fees and expenses..............................          1,500
Printing, electronic filing and engraving expenses............          8,000
Miscellaneous expenses........................................          4,954
                                                                     --------

TOTAL.........................................................       $ 35,000

All  of  the  above  items  except  the  Securities   and  Exchange   Commission
registration fee are estimates.


Item 3.  Undertakings.
----------------------

     (a)  The undersigned small business issuer will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii)      Reflect in the  prospectus  any facts or events  which,
          individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 4.  Unregistered Securities Issued or Sold Within One Year.
----------------------------------------------------------------

         Since July 21, 2000, the date of our inception, we have sold securities in transactions summarized as follows:
                                                          Number of Shares
     Purchaser         Date of Sale    Consideration    of Common Stock Sold
-------------------    ------------    -------------    --------------------

APGW, Inc.                6/19/00        $2,000.00              40,000

David E. Weisz            7/28/00        $4,000.00           4,000,000

APGW, Inc.                9/01/00       $10,000.00             200,000

APGW, Inc.                12/22/00       $5,000.00             100,000

APGW, Inc.                4/12/01        $2,000.00              40,000

Gregory A. Writer         9/24/01        $7,076.00(1)          141,520

Gregory A. Writer         9/24/01          $924.00(2)           18,480

Amber Rhoads              11/02/01      $10,000.00             200,000

Coral Rhoads              11/02/01      $10,000.00             200,000

------------------

     (1) Includes the sum of $6,900.00 paid for registration rights to the domain name "YellowPress.com," the amount of $70.00 paid for the registration of the domain name for a period of one year and interest in the amount of $106.00.

     (2) Includes the amount of $619.00 paid for Delaware incorporation services and the sum of $305.00 paid for travel.

     With respect to the sales described above, we relied upon Section 4(2) of the Securities Act of 1933 for transactions by an issuer not involving any public offering, as an exemption from the registration requirements of Section 5 of the Securities Act of 1933. As the executive officers, directors and/or controlling shareholder of Cemreil Group, Mr. Weisz and Ms. Rhoads had access to information enabling them to evaluate the merits and risks of the transaction on the date of sale. APGW, Inc., Mr. Writer and Ms. Coral Rhoads are accredited or sophisticated investors and, accordingly, had access to information enabling them to evaluate the merits and risks of the transactions on the date of sale. Each investor represented in writing that he, she or it acquired the securities for investment for his, her or its own account and not with a view to distribution. Stop transfer instructions have been issued to Cemreil Group's transfer agent with respect to the securities, and the transfer agent has been instructed to issue the certificates representing the securities bearing a restrictive investment legend. Each purchaser signed a written agreement stating that the securities will not be sold except by registration under the Securities Act of 1933 or pursuant to an exemption from registration.


Item 5.  Index to Exhibits
--------------------------

     (a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

     (b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 6. below.

     (c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form SB-1.

     (d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.


Item 6.  Description of Exhibits
--------------------------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

Item
Number                                   Description
------       -------------------------------------------------------------------

(2.1)*       Articles of Incorporation of Cemreil Group, Inc., filed July 21,
             2000.

(2.2)*       Bylaws of Cemreil Group, Inc.

(3)*         Form of stock certificate.

(4)*         Subscription Agreement.

(10)(a)*     Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)*     Consent of Cordovano and Harvey, P.C., independent auditors.

(11)*        Opinion and Consent of Cudd & Associates.

------------------
     *Filed herewith.



                                   SIGNATURES
                                   ----------

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Freeland, State of Washington, on December 19, 2002.

                                           CEMREIL GROUP, INC.
                                           (Registrant)



                                           By: /s/ David E. Weisz
                                               --------------------------------
                                               David E. Weisz, President
                                               (Principal Executive Officer)


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and on the dates stated.

Date:  December 19, 2002                   /s/ David E. Weisz
                                           -------------------------------------
                                           David E. Weisz, President, Secretary,
                                           Treasurer and Director (Principal
                                           Executive Officer)



Date:  December 19, 2002                   /s/ Amber Rhoads
                                           -------------------------------------
                                           Amber Rhoads, Secretary, Treasurer
                                           and Director (Principal Financial and
                                           Accounting Officer)

                                  EXHIBIT INDEX
                                  -------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

 Item
Number                                       Description
------                                       -----------

(2.1)*      Articles of Incorporation of Cemreil Group, Inc., filed July 21,
            2000.

(2.2)*      Bylaws of Cemreil Group, Inc.

(3)*        Form of stock certificate.

(4)*        Subscription Agreement.

(10)(a)*    Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)*    Consent of Cordovano and Harvey, P.C., independent auditors.

(11)*       Opinion and Consent of Cudd & Associates.

------------------

     *Filed herewith.

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)
                          Index to Financial Statements

                                                                        Page
                                                                      --------

Independent Auditors' Report....................................        F-2

Balance Sheets at December 31, 2001 and September
    30, 2002 (unaudited)........................................        F-3

Statements of Operations for the year ended December
    31, 2001, from July 21, 2000 (inception) through
    December 31, 2000, from from July 21, 2000 (inception)
    through December 31, 2001, for the nine months ended
    September 30, 2002 (unaudited) and 2001 (unaudited),
    and from July 21, 2000 (inception) through September
    30, 2002 (unaudited)........................................        F-4

Statement of Changes in Shareholders' Equity for the
    period from July 21, 2000 (inception) through
    December 31, 2001, and for the nine months ended
    September 30, 2002 (unaudited)..............................        F-5

Statements of Cash Flows for the year ended December
    31, 2001, from July 21, 2000 (inception) through December
    31, 2000, from from July 21, 2000 (inception) through
    December 31, 2001, for the nine months ended September
    30, 2002 (unaudited) and 2001 (unaudited), and from
    July 21, 2000 (inception) through September 30,
    2002 (unaudited)............................................        F-7

Notes to Financial Statements...................................        F-8

To the Board of Directors and Shareholders
Cemreil Group, Inc.

                          INDEPENDENT AUDITORS' REPORT

We have audited the balance sheet of Cemreil Group, Inc. (a development stage company) as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2001, from July 21, 2000 (inception) through December 31, 2000, and from July 21, 2000 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cemreil Group, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2001, from July 21, 2000 (inception) through December 31, 2000, and from July 21, 2000 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has suffered significant operating losses since inception. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Cordovano and Harvey, P.C.
Denver, Colorado
October 17, 2002

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                                                             December 31,        September 30,
                                                                                 2001                2002
                                                                           ----------------    ----------------
                                                                                                 (Unaudited)

                                     Assets
                                     ------

Cash....................................................................   $       11,436      $        1,869
Equipment, less accumulated depreciation of $712 and
    $1,239 (unaudited), respectively....................................            1,119                 948
Web site development costs, net of accumulated amortization
    of $3,595 and $6,291 (unaudited), respectively......................            7,189               4,493
Deferred offering costs.................................................           14,500              15,500
                                                                           ----------------    ----------------
                                                                           $       34,244      $       22,810
                                                                           ================    ================
                      Liabilities and Shareholders' Equity
                      ------------------------------------
Liabilities:
    Accounts payable and accrued liabilities............................   $        1,632      $        2,500
                                                                           ----------------    ----------------
                  Total liabilities.....................................            1,632               2,500
                                                                           ----------------    ----------------

Shareholders' equity (Notes B and D):
    Preferred stock, $.001 par value; 10,000,000 shares authorized;
       -0- and -0- (unaudited) shares issued and outstanding,
       respectively.....................................................               --                  --
    Common stock, $.001 par value; 10,000,000 shares authorized;
       4,940,000 and 4,940,000 (unaudited) shares issued and
       outstanding, respectively........................................            4,940               4,940
    Additional paid-in capital..........................................           69,360              80,160
    Deficit accumulated during development stage........................          (41,688)            (64,790)
                                                                           ----------------    ----------------

                  Total shareholders' equity............................           32,612              20,310
                                                                           ----------------    ----------------

                                                                           $       34,244      $       22,810
                                                                           ================    ================










                 See accompanying notes to financial statements

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                            July 21,        July 21,                                      July 21,
                                                              2000            2000                                          2000
                                            For the       (Inception)     (Inception)     For the Nine Months Ended     (Inception)
                                           Year Ended       Through         Through             September 30,             Through
                                          December 31,    December 31,    December 31,   ----------------------------  September 30,
                                              2001            2000            2001           2002            2001           2002
                                         --------------  --------------  --------------  -------------  -------------  -------------
                                                                                          (Unaudited)     (Unaudited)    (Unaudited)

Revenue................................  $         --    $         --    $         --    $       200     $        --   $        200
                                         --------------  --------------  --------------  -------------  -------------  -------------
Costs and expenses:
    Compensation:
       Salaries and payroll taxes......         3,901           6,009           9,910          5,166           1,944         15,076
       Contributed services (Note B)...        18,000           3,000          21,000          9,000          13,600         30,000
    Web site and Internet fees.........           232             100             332          1,237             120          1,569
    Organization costs.................            --             619             619             --              --            619
    Occupancy:
       Rent............................            --             600             600             --              --            600
       Contributed rent (Note B).......         2,400             400           2,800          1,800           1,800          4,600
    Depreciation and amortization......         4,205             102           4,307          3,223           3,154          7,530
    Other..............................         1,321             799           2,120          3,376             537          5,496
                                         --------------  --------------  --------------  -------------  -------------  -------------
           Total operating expenses....        30,059          11,629          41,688         23,802          21,155         65,490
                                         --------------  --------------  --------------  -------------  -------------  -------------
           Loss from operations........       (30,059)        (11,629)        (41,688)       (23,602)        (21,155)       (65,290)

Non-operating income...................            --              --              --            500              --            500
                                         --------------  --------------  --------------  -------------  -------------  -------------
           Loss before income taxes....       (30,059)        (11,629)        (41,688)       (23,102)        (21,155)       (64,790)

Income tax provision (Note C)..........            --              --              --             --              --             --
                                         --------------  --------------  --------------  -------------  -------------  -------------
           Net loss....................  $    (30,059)   $    (11,629)   $    (41,688)   $   (23,102)   $    (21,155)  $    (64,790)
                                         ==============  ==============  ==============  =============  =============  =============
Basic and diluted loss per common
    share..............................  $      (0.01)   $      (0.00)                   $     (0.00)   $      (0.00)
                                         ==============  ==============                  =============  =============
Basic and diluted number of weighted
    average common shares outstanding..     4,456,667       4,154,545                      4,940,000       4,344,444
                                         ==============  ==============                  =============  =============



                 See accompanying notes to financial statements

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)
                  Statement of Changes in Shareholders' Equity

                                                                                                               Deficit
                                                                                                             Accumulated
                                                   Preferred Stock           Common Stock        Additional    During
                                               -----------------------  -----------------------    Paid-In   Development
                                                 Shares     Par Value     Shares     Par Value     Capital      Stage       Total
                                               ----------  -----------  ----------  -----------  ----------  -----------  ----------
July 21, 2000, sale of common stock to
    founder ($.001/share) (Note B)..........          --   $       --    4,000,000  $    4,000   $      --   $       --   $   4,000
September through December 2000, sale of
    common stock, less offering costs of
    $500 ($.05/share) (Note D)..............          --           --      300,000         300      14,200           --      14,500
Value of office space contributed by an
    officer (Note B)........................          --           --           --          --         400           --         400
Value of services contributed by an
    officer (Note B)........................          --           --           --          --       3,000           --       3,000
Net loss, period ended December 31, 2000....          --           --           --          --          --      (11,629)    (11,629)
                                               ----------  -----------  ----------  -----------  ----------  -----------  ----------

Balance at December 31, 2000................          --           --    4,300,000       4,300      17,600      (11,629)     10,271

April through June 2001, sale of common
    stock ($.05/share) (Note D).............          --           --       80,000          80       3,920           --       4,000
September 24, 2001, common stock issued
    as payment for website development
    costs ($.05/share) (Note D).............          --           --      141,520         142       6,934           --       7,076
September 24, 2001, common stock issued
    to an individual as reimbursement for
    expenses on behalf of the Company
    ($.05/share) (Note D)...................          --           --       18,480          18         906           --         924
November 2001, sale of common stock
    ($.05/share) (Note D)...................          --           --      400,000         400      19,600           --      20,000
Value of office space contributed by an
    officer (Note B)........................          --           --           --          --       2,400           --       2,400
Value of services contributed by an
    officer (Note B)........................          --           --           --          --      18,000           --      18,000
Net loss, year ended December 31, 2001......          --           --           --          --          --      (30,059)    (30,059
                                               ----------  -----------  ----------  -----------  ----------  -----------  ----------

Balance at December 31, 2001................          --           --    4,940,000       4,940      69,360      (41,688)     32,612


                 See accompanying notes to financial statements
                                       F-5



                               CEMREIL GROUP, INC.
                          (A Development Stage Company)
                  Statement of Changes in Shareholders' Equity

                                                                                                               Deficit
                                                                                                             Accumulated
                                                   Preferred Stock           Common Stock        Additional    During
                                               -----------------------  -----------------------    Paid-In   Development
                                                 Shares     Par Value     Shares     Par Value     Capital      Stage       Total
                                               ----------  -----------  ----------  -----------  ----------  -----------  ----------

Value of office space contributed by an
    officer (unaudited) (Note B)............          --           --           --          --       1,800           --       1,800
Value of services contributed by an
    officer (unaudited) (Note B)............          --           --           --          --       9,000           --       9,000
Net loss for the nine months ended
    September 30, 2002 (unaudited)..........          --           --           --          --          --      (23,102)    (23,102)
                                               ----------  -----------  ----------  -----------  ----------  -----------  ----------

Balance at September 30, 2002 (unaudited)...          --   $       --    4,940,000  $    4,940   $  80,160   $  (64,790)  $  20,310
                                               ==========  ===========  ==========  ===========  ==========  ===========  ==========

















                 See accompanying notes to financial statements

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                  July 21,      July 21,                                  July 21,
                                                                    2000          2000                                      2000
                                                    For the     (Inception)   (Inception)   For the Nine Months Ended   (Inception)
                                                   Year Ended     Through       Through           September 30,           Through
                                                  December 31,  December 31,  December 31,  -------------------------- September 30,
                                                      2001          2000          2001          2002          2001          2002
                                                  ------------  ------------  ------------  ------------  ------------  ------------
                                                                                             (Unaudited)  (Unaudited)   (Unaudited)
Cash flows from operating activities:
    Net loss....................................  $   (30,059)  $   (11,629)  $   (41,688)  $   (23,102)  $   (21,155)  $   (64,790)
    Adjustments to reconcile net loss to net
      cash provided by (used in) operating
      activities:
         Depreciation and amortization..........        4,205           102         4,307         3,223         3,154         7,530
         Common stock issued as payment for
           web site development costs (Note D)..        7,076            --         7,076            --         7,076         7,076
         Common stock issued as payment for
           expenses paid on behalf of the
           Company (Note D).....................          924            --           924            --           924           924
         Office space and services contributed
           by an officer (Note B)...............       20,400         3,400        23,800        10,800        15,400        34,600
         Changes in operating liabilities:
           Accounts payable, due to officer,
             and accrued liabilities............      (14,421)       16,053         1,632           868       (11,053)        2,500
                                                  ------------  ------------  ------------  ------------  ------------  ------------
                  Net cash provided by (used in)
                      operating activities......      (11,875)        7,926        (3,949)       (8,211)       (5,654)      (12,160)
                                                  ------------  ------------  ------------  ------------  ------------  ------------

Cash flows from investing activities:
    Equipment purchases.........................           --        (1,831)       (1,831)         (356)           --        (2,187)
    Web site development costs..................           --       (10,784)      (10,784)           --            --       (10,784)
                                                  ------------  ------------  ------------  ------------  ------------  ------------
                  Net cash used in
                      investing activities......           --       (12,615)      (12,615)         (356)           --       (12,971)
                                                  ------------  ------------  ------------  ------------  ------------  ------------
Cash flows from financing activities:
    Proceeds from the sale of common stock
      (Note D)..................................       24,000        18,500        42,500            --         4,000        42,500
    Payments for offering costs.................       (4,500)      (10,000)      (14,500)       (1,000)       (2,000)      (15,500)
                                                  ------------  ------------  ------------  ------------  ------------  ------------
                  Net cash provided by (used in)
                      financing activities......       19,500         8,500        28,000        (1,000)        2,000        27,000
                                                  ------------  ------------  ------------  ------------  ------------  ------------

                      Net change in cash........        7,625         3,811        11,436        (9,567)       (3,654)        1,869

Cash, beginning of period.......................        3,811            --            --        11,436         3,811            --
                                                  ------------  ------------  ------------  ------------  ------------  ------------

Cash, end of period.............................  $    11,436   $     3,811   $    11,436   $     1,869   $       157   $     1,869
                                                  ============  ============  ============  ============  ============  ============

Supplemental disclosure of cash flow information:
    Income taxes................................  $        --   $        --   $        --   $        --   $        --   $        --
                                                  ============  ============  ============  ============  ============  ============
    Interest....................................  $        --   $        --   $        --   $        --   $        --   $        --
                                                  ============  ============  ============  ============  ============  ============

                 See accompanying notes to financial statements

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Note A: Organization and summary of significant  accounting  policies with basis
--------------------------------------------------------------------------------
of presentation
---------------

Organization
------------

Cemreil Group, Inc. (the "Company") was incorporated in Delaware on July 21, 2000 to create, develop, and publish an Internet entertainment newsmagazine called The Yellow Press. The Yellow Press is available on the Internet at yellowpress.com. The Company plans to generate revenue through the sale of
---------------
advertising on its website. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standard (SFAS) No. 7.

The Company has suffered significant operating losses since inception, which raises substantial doubt about its ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through operations and to seek additional funding through equity offerings to help fund the Company's operations as it expands. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Summary of significant accounting policies
------------------------------------------

Cash equivalents and fair value of financial instruments
--------------------------------------------------------
For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2001 or September 30, 2002 (unaudited).

The carrying amounts of cash, receivables, and current liabilities approximate fair value due to the short-term maturity of the instruments.

Use of estimates
----------------
The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Equipment and depreciation
--------------------------
Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method. Upon retirement or disposition of the equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Website development costs and amortization
------------------------------------------
The Company capitalizes internal and external costs incurred to develop its website during the application development stage in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized web-site development costs are amortized over an estimated life of three years commencing on the date the software is ready for its intended use. The Company commenced amortizing its website development costs on January 1, 2001.

In addition, the Company adopted the Emerging Issues Task Force Issue No. 00-2 ("EITF 00-2"), "Accounting for Website Development Costs," during the period ended September 30, 2001. EITF 00-2 requires the implementation of SOP 98-1 when software is used by a vendor in providing a service to a customer but the customer does not acquire the software or the right to use it.

Impairments on long-lived assets
--------------------------------
The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

An impairment loss recognized in accordance with SFAS 121 would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value of an asset is the amount at which the asset could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and are used as the basis of measurement, if available. If quoted market prices are not available, the estimated fair value is based on the best information available in the circumstances. The estimate of fair value would consider prices for similar assets and the results of valuation techniques. Valuation techniques include the present value of estimated future cash flows, option-pricing models, matrix pricing, option-adjusted spread models, and fundamental analysis.

Offering costs
--------------
Costs related to a common stock offering are initially recorded as a deferred asset until the offering is successfully completed, at which time they are recorded as a reduction of gross proceeds in shareholders' equity. If an offering is not successful, the costs are charged to operations at that time.

Organization costs
------------------
Costs related to the organization of the Company have been expensed as incurred.

Loss per common share
---------------------
The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic earnings (loss) per share exclude the impact of common stock equivalents. Diluted earnings (loss) per share utilize the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no difference between the basic and diluted earnings (loss) per share.

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Income Taxes
------------
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Year-end
--------
The Company operates on a calendar year.

Note B: Related party transactions
----------------------------------

An officer contributed office space to the Company from July 21, 2000 (inception) through September 30, 2000 and from January 1, 2001 through September 30, 2002. The office space was valued by the Board of Directors at $200 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent with a corresponding credit to contributed capital.

An officer contributed time and effort to the Company during all periods presented. The time and effort was valued by the Board of Directors at $40 per hour and is included in the accompanying financial statements as contributed services with a corresponding credit to contributed capital.

On July 21, 2001, the Company sold 4,000,000 shares of its restricted common stock to an officer for $4,000.

Note C: Income taxes
--------------------

A reconciliation of U.S. statutory federal income tax rate to the effective rate is as follows:

                                                              December 31,
                                                     -------------------------------   September 30,
                                                          2001             2000             2002
                                                     --------------   --------------   --------------
                                                                                         (Unaudited)

     U.S. statutory federal rate.................         15.00%           15.00%           15.00%
     Contributed rent and services...............        -10.18%           -4.39%           -7.01%
     Net operating loss for which no tax
        benefit is currently available...........         -4.82%          -10.61%           -7.99%
                                                           0.00%            0.00%            0.00%

At December 31, 2001, deferred taxes consisted of a net tax asset of $2,683, due to operating loss carryforwards of $17,888, which was fully allowed for, in the valuation allowance of $2,683. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the year ended December 31, 2001 and from July 21, 2000 (inception) through December 31, 2000 were $1,449 and $1,234, respectively. Net operating loss carryforwards will expire through 2021.

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

At September 30, 2002, deferred taxes consisted of a net tax asset of $4,528 (unaudited), due to operating loss carryforwards of $30,190 (unaudited), which was fully allowed for, in the valuation allowance of $4,528 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the nine months ended September 30, 2002 was $1,845 (unaudited).

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

Note D: Shareholders' equity
----------------------------

Preferred stock
---------------
The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at December 31, 2001 or September 30, 2002 (unaudited).

Common stock
------------
During the months from September 2000 through June 2001, the Company sold 380,000 shares of its common stock for $.05 per share pursuant to an exemption from registration claimed under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The Company received net proceeds of $18,500 after deducting offering costs totaling $500.

On September 24, 2001, the Company issued 141,520 shares of its common stock to an individual as payment for website development costs incurred during July 2000. The transaction was valued at the cost of the asset acquired. The number of shares to be issued was based on the contemporaneous sale of common stock to unrelated third parties and other analysis, or $.05 per share ($7,076).

On September 24, 2001, the Company issued 18,480 shares of its common stock to an individual as reimbursement for expenses paid on behalf of the Company. The transaction was valued at the cost of the expenses. The number of shares issued was based on the contemporaneous sale of common stock to unrelated third parties and other analysis, or $.05 per share ($924).

During November 2001, the Company sold 400,000 shares of its common stock for $.05 per share pursuant to an exemption from registration claimed under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The Company received gross proceeds of $20,000.

                               CEMREIL GROUP, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Form SB-1
---------
The Company plans to file a Registration Statement on Form SB-1 with the Securities and Exchange Commission ("SEC") to offer for sale a maximum of 250,000 common shares at $2.00 per share.